STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of CWS Investments, Inc., a Virginia corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our amended offering circular dated Augst 19, 2024, under the caption “RISK FACTORS” and which are incorporated herein by reference (sec.gov/Archives/edgar/data/1920508/000121390024070800/ea0210825-1apos_cwsinvest.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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Item 1. Business

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to CWS Investments, Inc., a Virginia corporation.

The Company is a Virginia based corporation formed on February 22, 2022, that originates, acquires and manages real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties (under 100 units). The Company purchases performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property (the “Notes”) throughout the United States with loan to value characteristics typically less than 100%. Meaning, the Company intends on purchasing Notes that are fully secured with additional equity coverage. We define loan to value (“LTV”) as a percentage of the sum of the unpaid balance plus all senior debt, divided by the estimated value of the collateral. While the Company primarily invests in first mortgages, the Company may opportunistically invest in second mortgages and lease options if they meet the aforementioned characteristics. The Company also invests in acquiring middle and upper class single family homes and smaller multi-family residential properties, and will also originate business purpose loans secured by the same. While the Company will typically make the aforementioned investments on a cash basis, it reserves the right to employ the use of credit facilities to enhance its buying power. In no event will the Company acquire debt from a credit facility in excess of 70% of loan to value to purchase assets.

The Company also engages in originating Business Purpose Mortgage Loans throughout the United States, including debt service coverage ratio (“DSCR”) loans and bridge loans, which are secured by real property. To support the origination and sale of Business Purpose Loans, the Company operated as a correspondent lender from May 2025 through April 15, 2026 and utilized a warehouse line of credit specifically for these purposes. During this period, loans funded through the warehouse facility were temporarily held in a special purpose vehicle (“SPV”) and were generally sold to third-party investors or institutional buyers.

The Company no longer operates as a correspondent lender and does not currently maintain or utilize a warehouse line of credit. Business-purpose loans originated subsequent to April 15, 2026 are funded using the Company’s available capital and other financing sources, as applicable.

The business in which the Company operates is not dependent on patents, trademarks, franchises, concessions, royalty agreements or labor contracts. To the extent that licenses are required to engage in the business in any jurisdiction, Management is experienced in obtaining said license and does not expect the process to hinder or delay the business of the Company. The business of the Company does not involve environmental issues, and as such, does not expect to incur any significant costs relating to environmental compliance.

Company History

The Company was formed in 2022 and has approximately four years of operating history. While the Company is newly formed, Mr. Seveney has an extensive history in the industry, as more fully set forth below. Neither the Company, its directors, nor any Key Person has been a debtor in any bankruptcy, receivership or similar proceeding. There has not been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets of the Company not in the ordinary course of business.

The Mortgage Market

We realize that uncertainty creates opportunity. From an investor perspective, the volatility of the stock market and impending fears of inflation are causing many investors to look for other options. The long-term value of real estate is attractive, and due to constantly changing markets, we believe there will constantly be a significant opportunity in the distressed real estate asset market.

The Secondary Mortgage Market for Investors

Mortgages are typically originated in the primary market, where home buyers obtain loans from banks, credit unions or other financial institutions. Most lenders aggregate the loans they have originated into pools and sell these pools to generate funds for continued lending activities. The secondary distressed mortgage market, valued at billions of dollars according to the National Mortgage Database1, encompasses the sale of various types of mortgage loans, including prime, sub-prime, conforming, and non-conforming loans, to investors. While these assets are occasionally sold individually, they are most commonly sold in pools that aggregate multiple mortgages.

Buyers of loans in the secondary mortgage market include large institutions as well as smaller investment funds and other professional investors who specialize in mortgage investing. Many large institutional investors repackage mortgages into mortgage-backed securities (MBS) that are in turn sold to other investors. Investors may also purchase loans to hold to maturity in a loan portfolio or produce cash flows that will offset other future liabilities.

Mortgage note investors can purchase non-performing loans at prices below outstanding balances, otherwise known as “the UPB”. These investor can then rehabilitate the loans or reclaim the property, thus generating an attractive return on the original investment.

[1]	www.consumerfinance.gov/data-research/mortgage-performance-trends/mortgages-30-89-days-delinquent/

Current & Projected Market Conditions

The performance of mortgages is primarily correlated to unemployment. Since the start of the COVID pandemic in 2020, moratoriums were put in place to protect borrowers from losing their homes. These moratoriums have led to a reduction in available inventory on the secondary market and an increase in pricing caused by supply and demand. Since these moratoriums have been lifted, mortgage delinquencies have not increased. We believe mortgage delinquencies are near all-time lows over the past 30 years as shown in the chart below from the Board of Governors of the Federal Reserve System, and we predict mortgage delinquency rates may increase due to the rise in interest rates due to inflation. We believe these increases could lead to greater inventory on the secondary market. Below we highlight the current delinquency rate as published by the Board of Governors of the Federal Reserve System.2

Acquisition Strategy

The Company’s acquisition strategy is diversified and not focused on a single source. The Company targets a broad range of sellers, including banks, private equity firms that hold mortgage notes, brokers, auction platforms, other note investment funds, and individual investors.

Non-performing loans are mortgages where the borrower is delinquent on payments. A loan is generally considered non-performing when it is more than 90 days past due. Financial institutions often seek to sell non-performing loans, as they are typically not structured or staffed to manage large volumes of delinquent assets. Additionally, many banks elect to dispose of non-performing loans for a variety of reasons, including tax planning considerations and broader balance-sheet and business strategy objectives. These loans can then be purchased at a discount on the balance due thereon, reflecting the borrower’s delinquency and the associated workout or foreclosure risk.

The Company also targets non-performing loan portfolios held by private equity firms. Private equity funds frequently acquire large volumes of delinquent loans at significant discounts and subsequently segment these portfolios into smaller pools or tranches. Certain loans may be actively managed to maximize recovery value, after which they are liquidated, while other loans may be targeted for immediate sale if they do not meet the fund’s return or resource allocation criteria. For example, loans with lower outstanding balances may require similar time, cost, and legal effort to foreclose as higher-balance loans, making them less attractive to large portfolio managers. As a result, such loans may be sold to other investors whose investment strategies, operating scale, or return thresholds differ.

Like other real estate asset classes, private equity funds that invest in mortgage debt regularly acquire and liquidate assets to manage liquidity needs or, in the case of closed-end funds, as they wind down fund operations. These circumstances often create attractive acquisition opportunities, as managers seek to efficiently dispose of assets to return capital to investors.

In addition, such situations may present opportunities to acquire residential real estate owned by the fund, including properties obtained through foreclosure or deed-in-lieu transactions, that the fund seeks to sell as part of its liquidation or wind-down process. These assets are frequently sold to streamline operations and complete fund exit objectives.

Other sources of acquisition include purchases from individual investors, smaller note funds, and the origination of new loans. Over the past five years, the Company has developed relationships with more than twenty-five established funds and note sellers, which management believes enhances sourcing opportunities and transaction execution.

[2]	fred.stlouisfed.org/series/DRSFRMACBS

Governmental Regulation

The industry in which the Company intends to participate is regulated at both state and federal levels, both with respect to its activities as an issuer of securities and its investing activities. Some of these regulations are discussed in greater detail below under “Risk of Failure to Comply with Securities Laws” “Relaxed Ongoing Reporting Requirements,” and the other related Risk Factors identified herein. The Company or the Company’s Assets may be subject to government regulations in addition to those discussed in this Offering and new regulations or regulatory agency may develop that affect the Company’s operations and ability to generate revenue. The Company will attempt to comply with all applicable regulations affecting the market in which it operates. However, such regulations may become overly burdensome and therefore may have a negative effect on the Company’s ability to perform as illustrated.

Other laws, regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, and programs at the federal, state, and local levels are under considerations that seek to address the economic climate and real estate and other markets and to impose new regulations on various participants in the financial system. The effect that these or other actions will have on the Company’s business, results of operations, and financial condition and not completely foreseeable at this time. Further, the failure of these or other actions and the financial stability plan to stabilize the economy could harm the Company’s business, results of operations, and financial condition.

Profile for Targeted Assets

We estimate there is approximately $224B in distressed mortgage notes across the United States based on the above chart having a Q1 of 2026 delinquency rate of 1.71% and the estimated mortgage market of $13.1 trillion. The fund is looking to target a very small component of this market in a strategic manner to acquire non-performing notes that have an upside economic potential with designed exit strategies. We focus on identifying and source notes which are undervalued and relate to residences located in favorable neighborhoods. Purchasing notes at below market prices after performing the proper due diligence enables the Company to spread its risk of loss over a greater pool of assets and at lower price points than purchasing notes at higher retail purchase prices.

Benefits of Notes Versus Other Alternative Investments

Passive Cash Flow

We believe owning a note is easier to manage than a property. When a borrower is paying, it is considered “mailbox money”. Compared to owning physical real estate, owning the secured debt does not subject you to dealing with tenants, toilets and termites.

Portfolio Management

A note portfolio can be managed from any location with internet access. The management consists of a team of professionals consisting of attorneys, a servicing company, realtors and preservation companies. Unlike rentals, where most investors own “in their own backyard”, a note portfolio can be more diversified, but each asset is still managed in the same manner.

Profitability in Varying Market Conditions

Note prices in the marketplace function in relation to supply and demand and are correlated to real estate values. The big difference is with notes, profits increase in a down market as note prices decrease which allows more flexibility to rehab the borrower and get them repaying. Remember – even in a down economy people need a place to live and their mortgage payment could be less than rent.

Collateral

Our mortgage notes are secured by liens against real property, ensuring that each note is supported by tangible real estate assets. In case of default, this collateral ensures that the note is secured, unlike unsecured debt. Likewise, all Business Purpose Loans we invest in are secured and collateralized by the real assets those loans are linked to.

Versatility

With notes, there are numerous exit strategies. The Notes can be resold, modified or taken back by the Lender. The Borrower can refinance the loan and payoff us as the lender.

With non-performing notes, the most advantageous outcome for the borrower and lender is for the borrower to make payments. If we can get the borrower to reperform, the asset increases in value and can be liquidated at higher margins. If the borrower cannot make the current payment on the loan, the lender has multiple options including; loan modification; deed-in-lieu of foreclosure; or foreclosing on the property.

History of Management and the Affiliates

The manager has experience managing mortgage note funds. These include business endeavors exempt from registration under Regulation A Tier 2, Regulation D 506(c) and 506(b). These funds historically have been successful in acquiring assets for the portfolio while managing the required reserves required for potential legal costs, while consistently returning a distribution to the investors.

Company Property

The Company does not currently own or lease office space but reserves the right to do so in the future. The Company relies heavily on digital operations. Management is nearly paperless, with all documents secured and managed digitally. Management utilizes industry-proven software that allows it to track and manage its investments with confidence and accuracy.

Legal Proceedings

Legal proceedings are a routine part of the business of the Company. For instance, it is routine that the Company may need to bring a lawsuit against a borrower for the amount due under a debt obligation or to foreclose on the collateralized property. It is also a normal aspect of business that a borrower may preemptively bring a lawsuit seeking to have a debt obligation stricken. These types of lawsuits are not common and, in Management’s experience, rarely end in a cancellation of the underlying debt.

Neither the Company, Management, nor any director, officer or affiliate of the Company, nor any owner of record or beneficially of more than five percent of any class of voting securities of the Company, nor any associate of any such director, officer, affiliate of the registrant, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the registrant or any of its subsidiaries. This attestation applies to any administrative or judicial proceedings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 1-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

CWS Investments, Inc. (the “Company,” “we,” “our” or “us”) is a Virginia-based corporation that originates, acquires, and manages real estate-backed loans and other real estate-related assets throughout the United States. Our primary investment activities include the origination and acquisition of business-purpose loans, residential mortgage loans, and consumer-purpose loans, as well as the acquisition and management of real estate properties (including real estate acquired through foreclosure, or “OREO”). We fund our investment activities primarily through the issuance of our Series A Redeemable Preferred Stock and, beginning in 2025, our Series B Bonds.

During the year ended December 31, 2025, we continued to scale our loan origination and acquisition activities, expanded our real estate held-for-investment portfolio, and completed our initial issuance of Series B Bonds, which provided a new source of long-term debt capital. Total assets grew to $51,243,903 at December 31, 2025 from $25,008,853 at December 31, 2024, an increase of approximately 96%, reflecting deployment of capital raised through Series A Preferred Stock issuances and the new Series B Bonds program.

Results of Operations

Comparison of the Years Ended December 31, 2025 and December 31, 2024

Revenues

Total revenues increased to $4,586,322 for the year ended December 31, 2025, compared to $2,488,399 for the year ended December 31, 2024, an increase of $2,097,923, or 84%. The increase was driven primarily by growth in interest income on our loan portfolio, which reflects the deployment of capital raised through our ongoing Series A Preferred Stock offering and the inaugural issuance of our Series B Bonds.

Interest income on loans grew to $3,802,607 in 2025 from $1,908,068 in 2024, an increase of approximately 99%, driven by a substantial increase in the average outstanding balance of loans held-for-investment, which grew to $27,906,989 at December 31, 2025 from $17,448,440 at December 31, 2024. Late fees and other loan-related income increased to $121,265 from $99,775 due to an increase in the number of loans in our portfolio. Lender fee income decreased to $347,157 for 2025 from $358,091 for 2024 due to the Company decreasing origination activities and increasing the purchase of loans on the secondary market.

Rental revenue from real estate properties increased to $135,956 in 2025 from $115,564 in 2024, reflecting growth in the held-for-use real estate portfolio. During 2025, the Company acquired 30 properties through foreclosure or deed-in-lieu transactions and transferred 22 from OREO to held for use. Although these properties were acquired during 2025, not all were immediately converted to income-producing rental properties. Certain properties required additional time for stabilization, rehabilitation, or leasing. As these properties are placed into service, management expects rental revenue to increase in future periods.

Other revenue, which consists primarily of dividends, conference income, and credit card cash rewards, increased to $178,007 in 2025 from $6,901 in 2024 driven primarily from dividends on the Company’s money market account opened in 2025. We also earned $1,330 of interest income on short-term investments in certificates of deposits in 2025; we held no short-term investments in 2024.

Expenses

Total expenses increased to $4,022,322 for the year ended December 31, 2025, compared to $2,795,861 for the year ended December 31, 2024, an increase of $1,226,461, or 44%. The increase reflects expanded operations and the new interest expense associated with our Series B Bonds, partially offset by a decline in personnel expenses.

Personnel expenses decreased to $1,453,009 in 2025 from $1,641,482 in 2024, a decrease of approximately 11%, primarily reflecting changes in headcount and compensation mix. Loan expenses, which include legal, servicing, due diligence, and related costs, increased to $367,856 from $183,733, reflecting growth in the loan portfolio. Real estate property expenses, which include property taxes, insurance, repairs and maintenance, property management fees, and selling expenses on real estate properties, increased to $375,451 from $176,457, reflecting the substantial growth in our real estate held for use and OREO portfolios. General and administrative expenses increased modestly to $670,475 from $615,351 driven by increased legal fees and conference expenses.

Interest expense on Series B Bonds was $596,590 in 2025; we did not have any Series B Bonds outstanding in 2024. We also incurred $1,729 of interest expense on short-term borrowings in 2025 related to our warehouse facility. We did not maintain a warehouse facility in 2024 and therefore no interest expense was incurred. The provision for credit losses increased to $303,226 in 2025 from $172,786 in 2024, reflecting growth in the loan portfolio and updates to our current expected credit loss estimates. During 2025, the Company recorded an OREO write-down of $170,000 and an impairment charge of $68,100 on real estate held for use. These charges were recorded due to the interior condition of certain properties being worse than originally expected, resulting in higher-than-anticipated repair and rehabilitation costs. No comparable charges were recorded in 2024. Depreciation expense increased to $15,886 in 2025 compared to $6,052 in 2024 due to the increase in the number of real estate properties held for use.

Other Income

Total other income increased to $1,823,921 for the year ended December 31, 2025, compared to $916,220 for the year ended December 31, 2024, an increase of $907,701. The increase was driven primarily by a $1,538,791 gain on transfer of loans to OREO recognized in 2025, compared to $373,980 in 2024, reflecting the higher volume of properties acquired through the foreclosure or deed in lieu process during the year. The gain on transfer of loans to OREO consisted of 36 loans in 2025 and 4 loans in 2024.

Gain on sale of mortgage loans decreased to $244,161 in 2025 from $500,131 in 2024 due to a decrease in the number of loans held for sale in our portfolio. The Company sold 18 loans in 2025 and 37 loans in 2024.

Gain on sale of real estate property decreased to $37,899 in 2025 from $61,651 in 2024. One property was sold in each respective year.

Gain on sale of OREO was $3,070 in 2025, compared to a loss of $19,542 in 2024 representative of 5 properties in 2025 and 4 properties in 2024.

Net Income

As a result of the foregoing, income before taxes was $2,387,921 for the year ended December 31, 2025, compared to $608,759 for the year ended December 31, 2024. Income tax expense was $248,097 in 2025 compared to $54,626 in 2024. Net income was $2,139,824 for 2025, compared to $554,133 for 2024.

Series A Preferred Stock dividends increased to $3,471,250 in 2025 compared to $2,236,493 in 2024 due to the increase in issuance of Series A Preferred Stock related to our Regulation A offering.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operating activities, principal repayments and proceeds from sales of loans and real estate properties, proceeds from the issuance of our Series A Redeemable Preferred Stock, and, beginning in 2025, proceeds from the issuance of our Series B Bonds. Our principal uses of liquidity are originations and acquisitions of loans, acquisitions of and capital improvements to real estate properties, distributions to our preferred stockholders, redemptions of preferred stock, payments of interest and principal on our bonds, and operating expenses.

As of December 31, 2025, we had $6,804,501 of cash and cash equivalents and $101,330 of short-term investments in certificates of deposit, compared to $2,005,540 of cash and cash equivalents and no short-term investments at December 31, 2024. We believe our existing cash, cash flows from operations, and continued access to capital through our Series B Bonds offering will be sufficient to fund our operations and meet our capital commitments for at least the next twelve months.

Capital Resources

Series A Redeemable Preferred Stock. As of December 31, 2025, we had 5,041,549 shares of Series A Preferred Stock issued and outstanding, with an aggregate redemption value of $48,355,440, compared to 3,433,889 shares with an aggregate redemption value of $32,930,260 as of December 31, 2024.

In 2025, we commenced our Series B Bonds program and issued $9,967,000 of Series B Bonds. As of December 31, 2025, Series B Bonds payable, net of unamortized debt issuance costs, was $9,823,615. We had no bonds outstanding as of December 31, 2024.

The Company’s Regulation A preferred shares offering was terminated in November of 2025 at which time no additional Series A Class A Preferred Shares were offered for sale. The Company’s Regulation D 506(c) Shares Offering was discontinued concurrently with the Company’s cessation of offering Class A Preferred Shares, and no additional Class B, C, or D Shares have been offered for sale since that time. The Company plans to raise future capital through the issuance of Series B Bonds.

Off-Balance Sheet Arrangements

As of December 31, 2025, our off-balance sheet arrangements consisted of unfunded commitments on construction and business-purpose loans. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Our most significant estimates relate to the allowance for credit losses on loans held-for-investment and unfunded loan commitments, the valuation of loans held-for-sale, the valuation of real estate properties (including OREO and real estate held-for-use), the determination of purchase price allocations and credit-related discounts on purchased credit deteriorated loans, and the recognition of gains on transfer of loans to OREO. We base our estimates on historical experience, current market conditions, and various other assumptions we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates. See Note 2 to our consolidated financial statements for a description of our significant accounting policies.

Plan of Operations

In order to operate our Company for 12 months, we estimate that approximately $2.5 million in funds will be required. The Company had approximately $6.8 million in cash as of December 31, 2025. If we fail to generate revenues from our portfolio, we will be required to fund operations with existing proceeds from the issuance of Series A Preferred Shares, Series B Bonds and/or we will be forced to liquidate part of our portfolio to be able to fully carry out our plan of operations.

Trend Information

As of December 31, 2025, the Company continues to monitor a challenging economic environment influenced by persistently high inflation, elevated interest rates, and a broad increase in homeownership costs. Over the past year, these factors contributed to a continued rise in delinquencies within our portfolio, particularly among previously performing borrowers, which drove the significant expansion in foreclosure activity during the Operating Period. In response, we allocated additional resources to servicing and resolution strategies aimed at preserving asset value and borrower equity.

We anticipate these pressures may persist in the near term; however, we remain cautiously optimistic about the Company’s positioning and the potential long-term benefits of current market trends. Key observations include:

●	Borrower Pressure from Housing Cost Increases: We are seeing increased financial stress among homeowners due to rising property taxes and sharply higher homeowners’ insurance premiums. These increases, when combined with inflationary pressures and softening labor market conditions, are making it more difficult for some borrowers to remain current. This trend may result in a moderate expansion of the inventory of distressed mortgage assets, aligning with the Company’s acquisition focus.

●	Resolution Incentives Remain Strong: In many markets, elevated rental rates have exceeded the cost of existing mortgage payments, motivating defaulted borrowers to pursue retention strategies such as loan modifications or reinstatements. These conditions support more cooperative borrower behavior and improved resolution outcomes.

Although future economic conditions remain uncertain, we believe that the current climate supports the Company’s strategy and may offer expanded opportunities consistent with our long-term objectives.

Item 3. Directors and Officers

Executive Officers, Directors and Key Employees

The Company will be managed by Christopher Seveney, the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board. Christopher Seveney is an experienced real estate professional who has been actively buying and selling mortgage notes since 2016. During this time, he has acquired over 750 notes with UPBs in excessive of $100M in over forty states. Prior to investing in mortgage notes, Chris built a multimillion-dollar portfolio of assets through new construction and rehabilitating existing properties in his own portfolio along with having managed the construction of over $750M in new construction in his twenty-five year professional career.

Delaney Hoyle works full-time to assist Mr. Seveney in the management of the Company. Ms. Hoyle’s title is Chief Operating Officer, and she is responsible for managing and overseeing the Company’s day-to-day operations, including operational process management, team coordination, and administrative execution. She also serves as a member of the Company’s Board.

She brings more than 10 years of operations and continuous improvement leadership experience focused on operational efficiency, cost optimization, and scalable growth. Prior to joining the Company, she held senior operations roles at Target, including Senior Operations Manager and Continuous Improvement Manager, where she led large, cross-functional teams and implemented process improvements to enhance performance and execution. She later served as Senior Manager of Continuous Improvement at Direct Relief, where she developed and executed an enterprise continuous improvement roadmap, designed and implemented a Quality Management System, and led organization-wide training in data-driven problem solving and productivity improvement. Ms. Hoyle is known for translating strategy into measurable operational outcomes through collaborative leadership, disciplined execution, and a continuous improvement mindset. She holds a B.A. in Business Management from Azusa Pacific University, graduating summa cum laude.

Julie Bower, CPA, is the Vice President of Finance. She brings 18 years of finance and accounting experience to oversee critical functions including, financial reporting, tax planning, compliance, and budgeting. With a Masters of Professional Accountancy from the University of West Georgia, Julie brings a blend of academic rigor and practical expertise to the role. She is skilled in researching accounting principles and SEC financial regulations.  Prior to 7e Investment, Julie was the Accounting Manager for a Registered Investment Advisor where she built and streamlined all accounting operations, was responsible for financial reporting and distributions to investors, and was responsible for the external audits and tax reporting for all investment funds.

Jamie McDevitt works full time as our Managing Director of Capital Markets. Jamie McDevitt leads capital markets and institutional raise strategy. Jamie brings over 25 years of institutional real estate experience to lead capital markets. Prior to joining 7e, Jamie served as an Executive Director and Alternative Investments Specialist at J.P. Morgan Wealth Management, advising on portfolio construction across private equity, private credit, hedge funds, and real estate. His extensive background in global real estate includes seven years as Head of Institutional Sales at Green Street Advisors in London, as well as senior roles in fund structuring and capital raising at Jones Lang LaSalle and Alpha Real Capital in Europe. Jamie holds an M.B.A. in Finance from the NYU Stern School of Business, and a B.S. in Finance and B.A. in Marketing from Boston College.

Management reserves the right to make additional hires in the interests of the Company and in the sole discretion of Management.

Name	Position	Age	Start Date	Term of Office	Full or Part Time
Christopher Seveney	President, Chief Executive Officer and Chairman of the Board of Directors (Board President)	50	2/2026	3 yrs (2029)	Full
Delaney Hoyle	Chief Operating Officer, Member at Large (Board Secretary)	32	1/2026	2yrs (2028)	Full
Jeffrey Laroche	Member at Large	52	2/2026	2 yrs (2028)	Board Only
Alan Belniak	Member at Large	51	6/2024	2 yrs (2026)	Board Only

Delaney Hoyle was elected in January 2026. Jeffrey Laroche was re-elected as Members of The Board in December 2025 to serve an additional two-year term.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of April 1, 2026, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Common Stock.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent
Christopher Seveney 5242 Port Royal Rd #1785, North Springfield, VA 22151	Common Stock	1,000,000	0	100%

Item 5. Interest of Management and Others in Certain Transactions

Chris Seveney is the President and CEO and will be responsible for the day-to-day operations of the Company. Mr. Seveney is the majority owner of the common stock.

Mr. Seveney is also a principal in other companies involved in affiliated businesses including 7E-1 LLC, Blind Squirrel LLC and Y&R 2022 LLC.

Item 6. Other Information

On February 13, 2026, the Company’s offering statement dated February 11, 2023 was qualified by the Securities and Exchange Commission pursuant to Regulation A (17 CFR § 230.251 et seq.) under the Securities Act of 1933, as amended, permitting the Company to offer and sell securities to the public in accordance with the terms set forth therein.

Item 7. Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

CWS Investments Inc.

Opinion

We have audited the consolidated financial statements of CWS Investments Inc. (a Virginia corporation) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

April 30, 2026

CWS Investments Inc.

Consolidated Balance Sheets

As of December 31, 2025 and December 31, 2024

	2025	2024
ASSETS
Loans, held for invesment	$27,906,989	$17,448,440
Less: current expected credit loss reserve	(717,529)	(359,745)
Loans, held for investment, net	27,189,460	17,088,695
Loans, held for sale, net	1,301,282	1,034,747
Real Estate Property, held for use	9,535,680	-
Real Estate Property, held for sale	857,936	377,938
Other Real Estate Property (“OREO”)	3,898,747	1,728,961
Internal-use Software Intangible Asset, net	-	63,436
Cash and Cash Equivalents	6,804,501	2,005,540
Short-term Investments - Certificates of Deposit	101,330	-
Accounts Receivable	71,708	232,447
Interest Receivable	748,638	6,164
Other Receivables, net	553,089	2,424,072
Prepaid Expenses	20,661	21,969
Due From Related Parties	-	17
Cash Surrender Value of Company-owned Life Insurance Policies	30,097	19,477
Deferred Tax Asset	127,104	-
Furniture and Equipment, net	3,670	5,390
Total Assets	51,243,903	25,008,853

LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Accounts Payable	$364,308	$60,398
Credit Card Obligations	39,919	10,887
Accrued Liabilities	377,404	103,845
Guarantee Liability	3,747	-
Tax Payable	109,550	51,895
Other Liabilities	2,097,762
Series B Bonds Payable, net	9,823,615	-
Liability for Expected Credit Losses on unfunded loan commitments	-	4,072
Total Liabilities	12,816,305	231,097

Commitments and Contingencies
Redeemable Series A Preferred Stock, 5,041,549 and 3,433,889 Shares Issued and Outstanding at December 31,2025 and December 31, 2024, respectively, at Redemption Value	48,355,440	32,930,260
Stockholders’ Deficit
Common Stock 1,000,000 Shares Authorized, 1,000,000 Shares Issued and Outstanding; Zero Par Value Per Share	-	-
Additional Paid-in Capital	-	-
Accumulated Deficit	(9,927,842)	(8,152,504)
Total Stockholders’ Deficit	(9,927,842)	(8,152,504)
TOTAL LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$51,243,903	$25,008,853

See accompanying notes to the consolidated financial statements

CWS Investments Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2025 and December 31, 2024

	2025	2024
REVENUES
Loans:
Interest Income	3,802,607	1,908,068
Late Fees and Other	121,265	99,775
Lender Fees	347,157	358,091
Interest Income - Short-term Investments	1,330	-
Rental Revenue	135,956	115,564
Other Revenue	178,007	6,901
Total Revenues	4,586,322	2,488,399

EXPENSES
Personnel Expenses	1,453,009	1,641,482
Loan Expenses	367,856	183,733
Real Estate Property Expenses	375,451	176,457
General and Administrative	670,475	615,351
Depreciation	15,886	6,052
Interest Expense on short-term borrowings	1,729	-
Interest Expense on Series B Bonds	596,590	-
OREO write-down expense	170,000	-
Impairment Losses on Real Estate	68,100	-
Provision for Credit Losses	303,226	172,786
Total Expenses	4,022,322	2,795,861

OTHER INCOME
Gain on Transfer of Loan to OREO	1,538,791	373,980
Gain on Sale of Mortgage Loans	244,161	500,131
Gain (Loss) on Sale of OREO	3,070	(19,542)
Gain on Sale of Real Estate Property	37,899	61,651
Total Other Income	1,823,921	916,220
INCOME (LOSS) BEFORE TAXES	2,387,921	608,759
Income Tax Expense	248,097	54,626
NET INCOME (LOSS)	2,139,824	554,133
Series A Preferred Stock Dividends	(3,471,250)	(2,236,493)
NET LOSS AVAILABLE TO COMMON STOCKHOLDER	(1,331,426)	(1,682,360)

See accompanying notes to the consolidated financial statements

CWS Investments Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025 and December 31, 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$2,139,824	$554,133
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Cash Surrender Value of Company-owned Life Insurance Policies	(10,620)	(13,535)
Amortization of Internal-use Software	63,436	63,437
Debt Issuance Costs, net	1,729	(2,516)
Furniture and Equipment: Accumulated Depreciation	1,720	1,540
Disposal of F&E, net of Accumulated Depreciation	-	1,711
Accrued Interest - Loans	(295,134)	(100,593)
Initial ACL on PCD loans	-	86,857
Accretion of Loans HFI discount	(1,756,171)	(1,009,079)
Accrention of Lender Fees and Loan Costs Loans HFI	59,813	-
Real Estate Property, HFI: Accumulated Depreciation	14,166	4,512
Liability for Credit Losses on Unfunded Loan Commitments	(4,072)	(31,537)
Provision for Losses on Recoverable Loan Expenses	177,758	15,850
Provision for Losses on Loans HFI	113,746	188,474
Market adjustment on RE Held for use	68,100	-
Market adjustment on OREO	170,000	-
Impairment Charge - Loans HFS	4,000	-
(Gain) Loss on Sale of OREO	(3,070)	19,542
Gain on Transfer of Loan to OREO	(1,538,791)	(373,980)
Gain on Sale of Mortgage Loans	(244,161)	(500,131)
Gain on Sale of Real Estate Property	(37,899)	(61,651)
Purchase of Loans HFS	(1,178,569)	-
Loan Costs Loans HFS	(42,832)	-
Principal Payments Loans HFS	867,612	653,465
Proceeds from sale of Loans HFS	880,376	1,148,743
Income Tax withholdings from Real Estate Property, HFS sale proceeds	6,250	6,525
Amortization of Bond Issuance Costs	16,106	-
Origination of Loans HFS	(46,638)	-

Changes in Operating Assets and Liabilities
Accrued interest on short term investments	(1,329)	-
Accounts Receivable	203,440	-
Other Receivables	1,571,536	(398,730)
Prepaid Expenses	1,309	12,951
Due From Related Parties	17	919
Interest Receivable	(742,270)	71,365
Deferred Tax Asset	(127,104)	-
Credit Card Obligations	29,032	(65,949)
Guarantee Liability	3,747	-
Accrued Liabilities	(91,020)	40,872
Tax Payable	57,655	51,895
Accounts Payable	303,910	21,158
Net Cash Provided by Operating Activities	635,602	386,248

CASH FLOWS FROM INVESTING ACTIVITIES
Short term investments - CD	(100,000)	-
Origination and funding of construction draws Loans HFI, net of discount	(5,253,998)	(9,690,172)
Purchase of non PCD Loans HFI	(13,325,032)	-
Broker Fees and Loan Costs for purchases of non PCD Loans Loans HFI	(136,190)	-
Purchases of PCD Loans Loans HFI	(6,021,852)	(3,481,539)
Broker Fees and Loan Costs for purchases of PCD Loans Loans HFI	(94,653)	-
Principal Payments on Loans HFI	8,091,871	5,681,851
Funds paid to 1st lienholder Loans HFI -	-	(1,834,657)
Purchases of Furniture and Equipment -	-	(3,592)
Real Estate Capital Improvements	(1,435,950)	(142,474)
Purchases of Real Estate Properties	(1,127,657)	-
Proceeds from Sale of Real Estate Property	229,320	-
Proceeds from Sale of OREO	1,898,964	291,358
Net Cash Used in Investing Activities	(17,275,177)	(9,179,225)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of Short term borrowings - warehouse facility	(250,991)	-
Issuance of Series A Preferred Shares	16,150,680	12,517,400
Redemption of Series A Preferred Shares, net of penalties	(317,110)	(79,450)
Offering Costs	(480,302)	(467,495)
Distributions to Preferred Stockholders	(3,471,250)	(2,236,493)
Issuance of Series B Bonds	9,967,000	-
Debt Issuance Costs - Series B Bonds	(159,491)	-
Net Cash Provided by Financing Activities	21,438,536	9,733,962

Net Increase in Cash and Cash Equivalents	4,798,961	940,985
Beginning of Year or Period	2,005,540	1,064,555
End of Year or Period	$6,804,501	$2,005,540

Supplemental Noncash Information:
Reclassification of the Principal Balance of loans held-for-sale to real estate property held-for-sale acquired through the foreclosure process	$11,999,220	$1,222,507
Interest paid	598,319	-
Income tax paid	250,800	6,925
Seller financing provided on sale of OREO	31,500	-
Fair value of senior lien on property acquired through foreclosure	2,097,762	-

See accompanying notes to the consolidated financial statements

CWS Investments Inc.

Consolidated Statement of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2025 and December 31, 2024

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at January 1, 2024	$-	$-	$-	$(6,011,699)	$(6,011,699)
Issuance of Series A Preferred Shares	12,517,400	-	-	-	12,517,400
Reclassification of Preferred Stock at Redemption Value	(12,517,400)	-	-	-	(12,517,400)
Redemption of Series A Preferred Shares	(88,500)	-	-	-	(88,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	88,500	-	-	-	88,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	9,050	9,050
Offering Costs	-	-	-	(467,495)	(467,495)
Distributions to Preferred Stockholders	-	-	-	(2,236,493)	(2,236,493)
Net Income	-	-	-	554,133	554,133
Balance at December 31, 2024	$-	$-	$-	$(8,152,504)	$(8,152,504)
Issuance of Series A Preferred Shares	16,150,680	-	-	-	16,150,680
Reclassification of Preferred Stock at Redemption Value	(16,150,680)	-	-	-	(16,150,680)
Redemption of Series A Preferred Shares	(725,500)	-	-	-	(725,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	725,500	-	-	-	725,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	36,390	36,390
Offering Costs	-	-	-	(480,302)	(480,302)
Distributions to Preferred Stockholders	-	-	-	(3,471,250)	(3,471,250)
Net Income	-	-	-	2,139,824	2,139,824
Balance at December 31, 2025	$-	$-	$-	$(9,927,842)	$(9,927,842)

See accompanying notes to the consolidated financial statements

CWS Investments Inc.

Notes to the Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS

Nature of Operations

CWS Investments, Inc. (the “Company” or “we” or “our”) is a Virginia-based corporation formed on February 22, 2022. The Company originates, acquires, and manages real estate-backed loans and other real estate-related assets throughout the United States. The Company’s primary investment activities include the purchase of performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property. The Company also invests in single-family residential properties and smaller multi-family residential properties, generally consisting of properties with fewer than 100 units.

The Company primarily invests in first-lien mortgage loans but may opportunistically invest in second-lien mortgages and other real estate-related assets when such investments meet the Company’s underwriting and risk criteria. While investments are generally funded on a cash basis, the Company may utilize financing arrangements in accordance with its risk management policies. In addition, the Company originates business-purpose real estate loans, including debt service coverage ratio (“DSCR”) loans and bridge loans, which are secured by real property.

The Company conducts its operations as a single operating segment and derives substantially all of its revenues from interest income, loan sales, and real estate-related investment activities.

Preferred Shares Offering

Reg A Shares Offering: Class A

The Company conducted an offering of a maximum amount of $75,000,000 of a single class (“Class A”) of Redeemable Series A Preferred Stock (“Preferred Stock” or “Shares”) at an offering price of $10 per share (the “Reg A Shares Offering”). The minimum permitted investment was $5,000 for Class A Shares. The Reg A Shares Offering was conducted pursuant to Regulation A under Section 3(6) of the Securities Act of 1933, as amended, as a Tier 2 offering.

The Reg A Shares Offering circular was qualified by the U.S. Securities and Exchange Commission (“SEC”) on July 13, 2022. In accordance with Regulation A requirements, the Reg A Shares Offering was initially scheduled to terminate 12 months following qualification. The Company filed a Post-Qualification Amendment on June 30, 2023 to extend the Reg A Shares Offering beyond the initial July 13, 2023 termination date, and subsequently filed an additional Post-Qualification Amendment on August 19, 2024 extending the Reg A Shares Offering through July 13, 2025. The Company submitted a new Regulation A offering on July 11, 2025, which extended the existing offering for six months or until the new offering was qualified. The Reg A Shares Offering ultimately was terminated in November 2025 at which time no additional Class A Shares were offered for sale.

Reg D Shares Offering: Class B, Class C, and Class D

The Company previously notified the U.S. Securities and Exchange Commission on February 2, 2023 of its intent to offer Class B, Class C, and Class D Redeemable Preferred Stock (“Class B, C, and D Preferred Stock” or “Class B, C, and D Shares”) pursuant to a Regulation D Rule 506(c) offering (“Reg D 506(c) Offering”). The Reg D 506(c) Offering (“Reg D Shares Offering”) was available solely to accredited investors and permitted investments in amounts ranging from the applicable minimum investment by class up to an aggregate maximum offering amount of $75,000,000.

The Reg D Shares Offering was discontinued concurrently with the Company’s cessation of offering Class A Preferred Shares, and no additional Class B, C, or D Shares have been offered for sale since that time.

The minimum investment amounts by class were $100,000 for Class B Shares, $250,000 for Class C Shares, and $1,000,000 for Class D Shares.

Bond Offering

Reg D Bond Offering: Class D4, Class D5, and Class E5

As of January 17, 2025, the Company conducts a private bond offering pursuant to Rule 506(c) of Regulation D under the Securities Act of 1933. The bond offering permits the issuance of up to $75,000,000 of Series B Bonds, consisting of Class D4, Class D5, and Class E5 Bonds (collectively, the “Reg D Bonds”). The Reg D Bonds are offered to accredited investors only and are issued on a rolling basis. Each Reg D Bond has a stated value of $1,000 per bond. The minimum investment is $100,000 for Class D4 and Class D5 Bonds and $500,000 for Class E5 Bonds.

The Reg D Bonds are unsecured general obligations of the Company and are not collateralized by specific Company assets. Reg D Bonds are structurally subordinated to any secured credit facilities or warehouse lines entered into by the Company. The Company may utilize leverage, including warehouse lines and other secured facilities, subject to internal limitations generally not exceeding 70% loan-to-value on financed assets. The Company defines loan-to-value as the unpaid principal balance of a loan, together with any senior debt, divided by the estimated value of the underlying collateral.

Certain Class D5 Bonds include a profit-sharing feature that entitles holders to participate in 10% of excess distributable cash otherwise allocable to common stockholders, subject to cumulative earnings availability and other restrictions. Profit-sharing distributions are not guaranteed, do not represent an equity interest, and terminate upon redemption of the related Reg D Bonds. See Note 14 Debt and Financing Arrangements for additional details.

The Reg D Bonds are accounted for as debt and interest expense is recognized as accrued. The Reg D Bonds have not been registered under federal or state securities laws and may not be transferred absent an applicable exemption. There is no active or expected secondary market for the Reg D Bonds.

The Reg D 506(c) Class D4 Bonds were discontinued concurrently with the Company’s cessation of offering Class A Preferred Shares, and no additional Class D4 Bonds have been offered for sale since that time. Class D5 and Class E5 Bonds continue to be offered to accredited investors through the Reg D 506(c) private bond offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of CWS Investments, Inc. and its wholly owned subsidiaries CWS-RAI LLC and CWS Real Estate Holdings I LLC (the “Company” or “we” or “our”). These subsidiaries have no operations independent of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with US GAAP and on the accrual basis of accounting.

The Company consolidates entities in which it has a controlling financial interest, which generally exists when the Company owns a majority of the voting interests or otherwise has the power to direct the activities that most significantly impact the entity’s economic performance. The Company’s fiscal year ends on December 31.

Segment Information

ASC Topic 280, Segment Reporting, requires public entities to report financial and descriptive information about their reportable operating segments. The Company adopted ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures, effective January 1, 2024.

The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer and President (the “CEO”), who is responsible for allocating the Company’s resources and assessing operating performance. The Company has identified one reportable operating segment, consisting of originating, acquiring, and managing real estate-backed loans and related assets secured primarily by single-family and multi-family residential properties in the United States. This determination is based on the manner in which the Company is organized and how financial information is evaluated by the CODM. The Company generates substantially all of its revenues from interest income on loans, loan origination and other lender fees, and gains on residential mortgage loans purchased in the secondary market at a discount and subsequently sold.

The accounting policies of the operating segment are the same as those described in the Summary of Significant Accounting Policies. There are no differences between the measurements used for internal reporting purposes and those used in the Company’s financial statements prepared in accordance with U.S. GAAP. The CODM reviews financial information for the Company on a consolidated basis and evaluates operating results and performance without differentiation by loan classification or status.

The CODM uses net income, calculated on the same basis as reported in the Consolidated Statements of Operations, to monitor budgeted versus actual results and to assess operating performance. The CODM is regularly provided expense information at a level consistent with that disclosed in the Consolidated Statements of Operations. The measure of segment assets is reported as total assets on the Company’s Consolidated Balance Sheets.

The Company did not have any intersegment revenues or intra-entity transactions during the periods presented.

Reclassifications

Certain items in the Company’s prior year Statements of Operations were reclassified to conform to the current presentation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates and assumptions are used in, among other areas, revenue recognition; the valuation of accounts receivable, other receivables, loans held for investment, and real estate properties held for investment; the evaluation of impairment on loans and real estate properties held for sale; the determination of the allowance for credit losses; the fair value measurement of financial instruments; the realization of deferred tax assets; income tax provisions; and the evaluation of contingencies and litigation.

These estimates and related assumptions are based on management’s judgment, experience, and information available at the time the estimates are made. While management believes such estimates and assumptions are reasonable, they are inherently subjective and may change as new information becomes available. For any individual estimate or assumption, other reasonable estimates or assumptions may exist, and actual results may differ materially.

Risks and Uncertainties

Industry Risk

The real estate industry is inherently speculative and subject to cyclical market conditions. Substantially all of the Company’s investments are backed by real estate, and the value and performance of these assets are dependent on general economic conditions and trends in the real estate markets in which the Company operates. Adverse changes in real estate market conditions, including declines in property values, disruptions in credit markets, or periods of economic recession, could adversely affect borrowers’ ability to perform under their obligations and, in turn, the Company’s ability to generate cash flows.

The real estate market has experienced significant volatility over the past several decades, including periods of severe market disruption such as the downturn from 2007 to 2009. Similar events in the future could negatively impact the Company’s operating results, cash flows, and financial condition, which may limit the Company’s ability to pay dividends or redeem outstanding shares and bonds at their stated redemption prices.

Risks Relating to Real Estate Loans

The ultimate performance and value of the Company’s investments will depend, in large part, on the underlying borrowers’ ability to perform under the terms of their mortgage obligations and, where applicable, the Company’s ability to operate any given property so that it produces sufficient cash flow necessary to generate profits. Revenues and cash flows may be adversely affected by changes in national or local economic conditions; changes in local real estate market conditions due to national or local economic developments or changes in local property market characteristics, including, but not limited to, changes in the supply of and demand for competing properties within a particular local market; competition from other properties offering the same or similar services; changes in interest rates and credit market conditions that may affect the ability to finance investments and the value of underlying collateral; the ongoing need for capital improvements, particularly in older building structures; changes in real estate tax rates, insurance costs, and other operating expenses; changes in governmental rules and fiscal policies; civil unrest; acts of God, including earthquakes, hurricanes, and other natural disasters; acts of war or terrorism, which may decrease the availability of, or increase the cost of, insurance or result in uninsured losses; adverse tax consequences; unforeseen increases in operating expenses or borrowing costs; decreases in consumer confidence; the taking of properties by eminent domain; various uninsured or uninsurable risks; the bankruptcy or liquidation of borrowers or tenants; adverse changes in zoning laws; and the impact of present or future environmental legislation and compliance with environmental laws.

If property securing loans becomes real estate owned as a result of foreclosure, deed in lieu, or similar proceedings, the Company bears the risk that it may not be able to sell the property in a timely manner or at a price sufficient to recover its investment and will be exposed to all of the risks associated with the ownership of real property.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at financial institutions and a money market account maintained with Fidelity. Cash equivalents include highly liquid investments with original maturities of three months or less at the date of purchase.

Cash Surrender Value of Company-owned Insurance (“COLI”) Policies

The Company owns life insurance policies on current and former officers. The life insurance policies are used to indemnify the Company against the loss of talent, expertise, and knowledge of key employees. Current tax regulations provide for tax-free treatment of life insurance (death benefit) proceeds. Therefore, changes in the cash surrender values of COLI policies, as they progress towards the ultimate death benefits, are recorded without tax consequences. The life insurance policies have an aggregate cash surrender value (“CSV”) of $30,097 and $19,477 as of December 31, 2025 and 2024, respectively. The CSV is reported as an asset on the Consolidated Balance Sheets, net of outstanding loans of $0. The Company is responsible for paying the premiums on the policies. The Company paid premiums of $26,000 during 2025 and $26,000 during 2024.

Mortgage Loans and Notes Receivable

Mortgage loans and notes receivable are classified as either held for investment or held for sale at the time of acquisition based on management’s intent and ability. Management’s intent is evaluated on a loan-by-loan basis and is reassessed at each reporting date.

Loans Held for Investment (“Loans HFI”)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are classified as Loans held for investment. Loans classified as held for investment are recorded at amortized cost, which includes the unpaid principal balance adjusted for unamortized premiums, discounts, deferred origination fees, and direct loan fees and costs. Premiums, discounts, fees, and costs are amortized or accreted over the contractual life of the loan using the effective interest method.

Interest income on loans held for investment is recognized on the accrual basis. Loans are placed on non-accrual status when, in management’s judgment, the collectability of interest or principal becomes doubtful. Interest payments received on non-accrual loans are generally applied to principal until collectability is reasonably assured. Loans held for investment are evaluated for credit losses in accordance with the Company’s allowance for credit losses policy.

Charge-offs

The Company records charge-offs on Loans HFI when management determines that all or a portion of the unpaid principal balance is uncollectible, which generally occurs when all reasonable means of recovery have been exhausted. Such determinations are based on factors including, but not limited to, significant deterioration in the borrower’s financial condition, sustained non-performance, or circumstances in which the estimated proceeds from the underlying collateral are not expected to be sufficient to repay the outstanding loan balance.

When management determines that all or a portion of a loan is uncollectible, the applicable amount is written off against the Allowance for Credit Losses (“ACL”). Subsequent recoveries of amounts previously charged off, if any, are recorded as a reduction to the ACL when received. Costs incurred in connection with recovery efforts on charged-off loans are expensed as incurred and included in the Consolidated Statements of Operations.

The Company recorded charge-offs of $176,013 during the year ended December 31, 2025. The Company did not record any charge-offs during the year ended December 31, 2024.

Loans Held for Sale (“Loans HFS”)

Loans are classified as held for sale when management has positively determined that the loans will be sold in the foreseeable future and the Company has the intent and ability to do so. The Company accounts for its Loans HFS under ASC 948 Financial Services – Mortgage Banking, recording loans at the lower of cost or market upon acquisition and subsequently at each reporting date. Market value is based on observable market prices when available or, in the absence of quoted market prices, on valuation techniques that consider expected sales proceeds, prevailing market conditions, and estimated costs to sell. The Company may determine the market value of Loans HFS based on prevailing market prices as reported in Whole Loan Pricing Reports from reputable whole loan trading companies specializing in sales and analytics such as RAMS Mortgage Capital (“RAMS”) and MIAC Analytics.

Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale are not subject to the allowance for credit losses model. Interest income on loans held for sale is recognized on the accrual basis while the loans are in accrual status. Loans HFS are sold with servicing released. Gains and Losses on sales of Loans HFS are based on the difference between the selling price and the carrying value of the related loan sold.

Loan Impairment

Loans HFS are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the carrying value of the loan. The Company recorded a valuation allowance for Loans HFS of $6,279 and $0 as of December 31, 2025 and December 31, 2024.

Transfers Between Classifications

Loans may be transferred between held for investment and held for sale classifications when management’s intent changes. On the date an individual loan is transferred from held for investment to held for sale, any previously recorded allowance for credit losses is reversed in earnings and the loan is recorded at its amortized cost basis. Prior to the transfer, the Company applies its charge-off policy to the amortized cost basis. If the amortized cost basis exceeds the loan’s fair value at the date of transfer, the Company records a valuation allowance equal to the difference between the amortized cost basis and fair value. The Company did not have any reclassifications of loans between held for sale and held for investment in 2025 and 2024.

Loan Purchases

Loans purchased by the Company in the secondary market are recorded at their purchase price, adjusted for any premiums or discounts. Purchased loans are evaluated at acquisition to determine whether they represent purchased credit-deteriorated loans or purchased loans without credit deterioration, in accordance with ASC 326-20, Financial Instruments-Credit Losses.

Purchased loans classified as loans held for investment are recorded at amortized cost, net of any initial allowance for credit losses, if applicable. For loans in accrual status, capitalized purchase premiums, discounts, and acquisition costs are amortized into interest income over the expected life of the loan using the effective interest method.

Acquisition costs related to loans held for sale are capitalized and are included in the carrying amount of the loan and recognized in earnings upon sale.

Loan Origination

The Company originates business purpose real estate loans, including DSCR and bridge loans, which may be funded through a warehouse line of credit. Loans are recorded at their gross principal amount outstanding at the date of origination. Borrowings under the warehouse line of credit are recorded as repurchase agreement liability and represent short term financing arrangements.

At origination, management evaluates its intent and ability to hold each loan to determine whether the loan should be classified as loans held for sale or loans held for investment. Loans originated with the intent to sell in the near term are classified as loans held for sale, while loans expected to be retained for the foreseeable future are classified as loans held for investment.

Loan Origination Fees and Costs

For loans classified as held for investment, direct loan origination costs that are incremental and directly attributable to the origination of a loan are deferred and recognized in interest income over the contractual term of the loan using the effective interest method. Origination fees and certain non-refundable fees charged to borrowers are deferred and recognized over the life of the loan and are included in Lender Fee income in the Consolidated Statements of Operations.

For loans classified as held for sale, origination fees and costs are recognized in earnings at the time of loan sale.

Performing and Non-performing Loans

The Company classifies loans as performing or non-performing based on the borrower’s payment status and management’s assessment of collectability of principal and interest.

Performing loans are loans where the borrower is current under the contractual terms and management believes the full collection of principal and interest is probable.

Non-performing loans generally include loans where the borrower has become delinquent in making contractual payments or where management has concluded that the collection of principal or interest is no longer probable. Loans may also be classified as non-performing when management determines that factors such as the borrower’s financial condition, payment history, or the value of underlying collateral indicate an increased risk of non-collection, regardless of contractual delinquency status. A loan may be returned to performing status after the borrower resumes contractual payments and management determines that the full collection of principal and interest is probable.

The Company actively works with borrowers of non-performing loans to convert these loans to performing status, and then subsequently liquidating them at a higher margin. In cases where borrowers are unable to make payments, the Company has several options, including loan modification, deed-in-lieu of foreclosure, or property foreclosure.

Allowance for Current Expected Credit Losses (“ACL”)

The Company records an allowance for credit losses on loans held for investment to reflect management’s estimate of expected lifetime credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The ACL represents the difference between the amortized cost of loans and the amount expected to be collected. Loans held for sale are not subject to the allowance for credit losses model and are carried at the lower of amortized cost or fair value. Changes in the ACL are recognized through a provision for credit losses in the Consolidated Statements of Operations.

In estimating expected credit losses, the Company utilizes a loss-rate framework that incorporates both historical credit loss information and forward-looking considerations. As part of this process, the Company uses the Current Expected Credit Loss (“CECL”) Scale Tool published by the Federal Reserve as a benchmark to assist in estimating expected loss rates for loans with similar risk characteristics, collateral types, and remaining contractual terms. The scale tool provides cumulative expected loss estimates over various loan life horizons and is used to support management’s development of reasonable and supportable loss assumptions.

The Company applies management judgment in selecting relevant assumptions from the Scale Tool and adjusts the benchmark loss estimates, as necessary, to reflect the specific attributes of its loan portfolio. Such adjustments consider, among other factors, loan-to-value ratios, property type, geographic concentration, borrower credit quality, payment performance, collateral condition, and current and forecasted economic conditions. The Company does not rely solely on the Scale Tool output, and the ACL reflects management’s assessment of conditions specific to the Company’s portfolio. Management reviews the ACL and underlying assumptions on a regular basis and updates the estimate as facts, circumstances, and economic conditions change.

The Company measures expected credit losses of financial assets on a collective, or pool, basis, when the financial assets share similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis.

The Company has identified the following pools of financial assets with similar risk characteristics for measuring expected credit losses:

Real Estate Construction – includes loans which were given to borrowers for rehabilitation/construction of the property.

Real Estate Commercial – includes loans which were given to borrowers for commercial assets including retail, office or multifamily (5 or more units).

Real Estate Residential – includes loans on single family (1-4 unit) properties that were not undergoing any rehabilitation or construction.

PCD – includes loans purchased with credit deterioration.

There were no changes in the factors that influenced management’s estimate of expected credit losses, including changes to policies, methodology, or rationale, from the prior period. Consequently, there are no quantitative effects of changes in the ACL calculation in 2025 and 2024. Management believes the ACL is adequate to cover estimated losses on loans as of December 31, 2025 and 2024.

The Company’s estimate of the ACL reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected troubled loan modification.

The Company recorded an ACL of $717,529 and $359,745 as of December 31, 2025 and 2024, respectively. The Company assigns the ACL to each pooled loan proportionally based on its amortized cost relative to the total amortized cost.

Risk Characteristics

Loans in the Real Estate Construction segment share the following risk characteristics that informed the Company’s methodology for estimating expected credit losses:

Collateral and loan-to-value risk: Credit quality is primarily dependent on the value of the underlying real property, both as-is at origination and as-completed upon project finish. Collateral values are subject to fluctuation based on local real estate market conditions, construction cost inflation, and the borrower’s ability to execute the renovation or construction plan within budget and on schedule. Loans originated with higher loan-to-value ratios relative to the as-completed value carry greater risk of loss in the event of default, as the margin of collateral protection is narrower.

Construction completion risk: Unlike stabilized real estate loans, construction and rehabilitation loans carry the additional risk that the project may not be completed as planned due to cost overruns, contractor disputes, permitting delays, labor or materials shortages, or borrower financial difficulties. An incomplete project at the time of default typically results in a collateral value that is materially lower than the as-completed value underwritten at origination, increasing potential loss severity.

Draw and disbursement risk: Because loan proceeds are advanced in stages based on construction progress, the Company is exposed to the risk that prior draws were used for purposes other than the intended project improvements, that reported milestones were not accurately completed, or that mechanics’ liens or other encumbrances have attached to the property, potentially impairing the Company’s first-lien position.

Borrower and operator risk: Repayment of construction and rehabilitation loans is highly dependent on the borrower’s experience, financial strength, and execution capability. Borrowers with limited construction management experience, inadequate contingency reserves, or deteriorating financial condition present elevated risk of project disruption, default, and loss. The Company evaluates borrower track record, liquidity, and project feasibility at origination; however, these factors may change materially during the loan term.

Exit and take-out risk: Construction and rehabilitation loans are generally short-term in nature, with repayment expected through the sale or refinancing of the completed property into permanent financing. The Company’s loss exposure is therefore also sensitive to conditions in the permanent financing market and the disposition market for completed properties. A deterioration in either market, including rising interest rates that reduce buyer purchasing power or investor demand, or a decline in property values that makes refinancing or sale proceeds insufficient to repay the loan, increases the probability that a loan will not repay at maturity.

Loans in the Real Estate Commercial segment share the following risk characteristics that informed the Company’s methodology for estimating expected credit losses:

Income and cash flow risk: Unlike residential mortgage loans where repayment derives from the borrower’s personal income, repayment of commercial real estate loans is primarily dependent on the net operating income generated by the underlying property. Net operating income is in turn a function of occupancy levels, achievable rental rates, tenant quality and lease terms, and operating expenses. A decline in any of these factors, including tenant defaults, lease expirations without renewal, rent concessions, or rising operating costs, can impair the property’s debt service coverage and increase the probability of borrower default. The Company underwrites debt service coverage ratios at origination; however, cash flows may deteriorate materially during the loan term.

Property type and use risk: Multifamily properties of five or more units generally exhibit more stable cash flow characteristics than retail or office due to the essential nature of housing demand; however, they remain subject to local supply and demand dynamics, rent control or stabilization regulations, operating cost inflation (particularly property taxes, insurance, and utilities), and the financial condition of the property manager or operator.

Collateral valuation risk: Commercial real estate values are determined primarily by the income-producing capacity of the property (capitalization rate approach) and are therefore directly sensitive to changes in market rental rates, occupancy levels, and investor cap rate expectations. Rising interest rates typically exert upward pressure on cap rates, which reduces property values independent of any change in the property’s cash flows. Appraisals obtained at origination may not reflect current market conditions, particularly in periods of rapid interest rate or market change, and the Company obtains updated valuations on a periodic basis or when indicators of impairment are identified.

Loans in the Real Estate Residential segment share the following risk characteristics that informed the Company’s methodology for estimating expected credit losses:

Borrower repayment and cash flow risk: Repayment of loans in this segment is dependent on the borrower’s ability to generate sufficient rental income from the property to service the debt and meet other financial obligations. Rental income is in turn a function of occupancy, achievable market rents, tenant quality, and lease duration. A decline in rental demand, an increase in vacancy, or a prolonged period of tenant non-payment can impair the borrower’s debt service capacity and increase the probability of default. For investor-owned rental properties, the Company evaluates the property’s current and projected rent roll, vacancy history, and market rental rates at origination. For owner-occupied properties, if any, repayment is additionally dependent on the borrower’s personal income and employment stability.

Collateral and loan-to-value risk: Credit quality in this segment is significantly influenced by the relationship between the outstanding loan balance and the current market value of the underlying residential property. Loans originated at higher loan-to-value ratios provide a narrower margin of collateral protection and result in higher loss severity in the event of default. Residential property values are subject to fluctuation based on local housing market supply and demand dynamics, interest rate levels, employment conditions, and broader macroeconomic factors. Because these properties are stabilized and not undergoing renovation, collateral values are generally more predictable than in the Real Estate Construction segment; however, they remain subject to market cyclicality and localized deterioration.

Stabilized property and condition risk: Properties in this segment are subject to ongoing physical depreciation, deferred maintenance, and condition-related value deterioration over time. Borrowers who fail to maintain adequate property condition, including necessary repairs, capital expenditure reserves, insurance coverage, and property tax payments, may impair the collateral value and marketability of the property over the loan term.

Prepayment risk. Loans in this segment may be subject to voluntary prepayment by the borrower, particularly in declining interest rate environments where borrowers can refinance at lower rates. While prepayment generally results in full recovery of outstanding principal, it may result in the loss of anticipated interest income and prepayment penalty income if the borrower refinances outside of any applicable prepayment protection period.

Loans in the PCD segment share the following risk characteristics that informed the Company’s methodology for estimating expected credit losses:

Pre-existing credit deterioration: By definition, every loan in this segment exhibited more than insignificant credit deterioration prior to the Company’s acquisition. This distinguishes PCD loans from loans originated by the Company, where credit deterioration, if any, occurs after origination. The existence of pre-existing deterioration means that expected credit losses are embedded in the acquisition price and are recognized as an allowance for credit losses on the date of acquisition through the gross-up methodology required by ASC 326, rather than as a charge to the provision for credit losses. The day-one allowance reflects the Company’s estimate of expected credit losses over the remaining contractual life of each loan at the acquisition date.

Recovery risk: PCD loans are frequently collateral-dependent at or shortly after acquisition, as borrowers exhibiting significant credit deterioration often have limited capacity to repay from cash flow.

Loan resolution and workout risk: PCD loans require active portfolio management and workout strategies that may include loan modifications, forbearance agreements, deed-in-lieu arrangements, short sales, or foreclosure proceedings. The timeline and cost of resolution are subject to significant uncertainty, including borrower cooperation, legal and foreclosure timelines in applicable jurisdictions, property condition at the time of recovery, and market conditions at the time of disposition. Extended resolution timelines increase the Company’s carrying costs, including legal fees, property maintenance, insurance, and taxes, and may reduce net recovery proceeds. The Company’s loss estimates for PCD loans incorporate assumptions about resolution timelines and associated costs based on historical experience and current market conditions.

Concentration and portfolio acquisition risk. PCD loans are typically acquired as part of a portfolio purchase rather than individually, which means the Company assumes exposure to multiple loans simultaneously, potentially across multiple property types, borrower profiles, and geographic markets. Portfolio acquisitions may result in concentrations of credit risk in specific markets or property types that are not present in the Company’s originated loan portfolio. The Company conducts portfolio-level due diligence prior to acquisition, including independent collateral valuations, title searches, and review of available payment and borrower financial data; however, information available for acquired loans may be less complete than for originated loans, and actual credit losses may differ materially from acquisition-date estimates.

Credit Quality Indicators

The Company monitors the credit quality of Loans HFI through the use of an internal letter grading system.

Loans originated by the Company - The Underwriting Team assesses each loan and the proposed terms of the loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. The Underwriting Team uses an internal grading system to assign one of five letter grades, from A to E, to each loan. The letter grade generally reflects the overall risk of the loan. Loans with a letter grade of A or B generally pose minimal risk to the Company and generally exhibit the following characteristics: a combined loan to value that includes senior and subordinated positions of less than 60%, loan amount is less than 50% of the borrower’s net worth, a credit score of greater than 650, secured collateral position, and the borrower having more than 5 years of experience with renovating properties if the loan is a construction loan.

Loans acquired by the Company – Loans are assigned a letter grade by the Underwriting team. Loans are classified as Purchased Credit Deteriorated if, at the acquisition date, it has experienced a more-than-insignificant deterioration in credit quality since its origination.

Credit quality indicators were updated as of December 31, 2025.

Loans HFS are evaluated based on three key characteristics:

Property – The condition of the underlying property is assessed through exterior inspections. In addition, the Company’s underwriting team, which includes the Chief Executive Officer and members of the asset management team, evaluates title documentation to confirm its accuracy. For loans acquired in a first-lien position, the underwriting team performs a title search to verify that the mortgage lien is in first position and that the seller is the legal holder of the loan. The underwriting team also confirms the status of property taxes and identifies any existing liens or encumbrances that could have priority over the mortgage lien.

Borrower – The Underwriting Team’s evaluation includes a review of the mortgage servicing notes, payment history, and a background check on the borrower. Key criteria such as the number of bankruptcy filings and the borrower’s willingness to work with previous lien holders are analyzed to gauge the likelihood of reaching a resolution with the borrower.

Predicament – In the case of a non-performing loan, the underwriting team investigates the circumstances that led to the borrower’s current situation, whether it was due to extenuating circumstances such as a death, divorce, disability, or a temporary loss of income.

These factors are integrated into an in-house financial model to determine potential outcomes and risks associated with the loan, ultimately guiding the Underwriting Team in establishing an appropriate acquisition price.

Purchased Credit Deteriorated Assets (“PCD”)

Purchased credit deteriorated refers to a financial asset that has experienced a significant deterioration in credit quality since its origination, and has been purchased, not originated by the current holder. PCD assets are accounted for using a “gross-up” method, where the expected credit losses are added to the purchase price to determine the initial amortized cost.

The Company assesses what is more-than-insignificant credit deterioration since origination and considers the purchased assets with the following characteristics to be consistent with the factors that affect collectability in ASC 326, Financial Instruments – Credit Losses (“ASC 326”). The Company records the allowance for credit losses for the following assets:

a.	Financial assets that are delinquent, including maturity default, as of the acquisition date

b.	Financial assets that have been downgraded since origination

c.	Financial assets that have been placed on nonaccrual status

d.	Financial assets for which, after origination, credit spreads have widened beyond the threshold specified in its policy.

PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment and can be found in the section titled Allowance for Current Expected Credit Losses (“ACL”). In accordance with ASC 326, when an entity uses a non-discounted cash flow method, the initial allowance for credit losses for PCD assets should be based on the asset’s unpaid principal balance and not its amortized costs basis. The initial allowance is then added to the asset’s “initial amortized cost basis” (e.g. purchase price). This is required and was needed to avoid a potentially circular calculation in which the allowance is based on the collectability of the amortized cost bases of an asset, but it also impacts the amortized cost basis through the PCD gross up. In subsequently measuring the ACL, ASC 326 requires that the methodology used be applied consistently over time. Accordingly, when the Company applies a non-discounted cash flow approach, such as its loss-rate framework, the ACL for purchased credit-deteriorated assets is determined based on the unpaid principal balance rather than the amortized cost basis of the asset.

The Company measures expected credit losses of PCD assets on a collective, or pool, basis when the financial asset has similar characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis. The sum of the loan’s purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium. The noncredit discount or premium is amortized into interest income over the life of the loan using the effective interest method. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses expense.

In accordance with ASC 310 – Receivables, the recognition of income on PCD assets is dependent on having a reasonable expectation about the amount to be collected over the life of the asset. When we can no longer reasonably estimate the amount expected to be collected, we place the PCD asset on nonaccrual status. The ability to place a financial asset on nonaccrual status is not used to circumvent the recognition of a credit loss. When a PCD asset is placed on nonaccrual status, the accrual of interest on loans and the accretion of any noncredit discount or premium is discontinued. Any payments received by the Company while a PCD loan is in nonaccrual status are applied against principal.

Real Estate Property

Real Estate Purchase Price Allocations

Upon the acquisition of real estate properties which do not constitute the definition of a business, the Company recognizes the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are recorded to the components of the real estate assets acquired. In determining fair values for multifamily apartment acquisitions, the Company assesses the acquisition-date fair values of all tangible assets, identifiable intangible assets and assumed liabilities using methods like those used by independent appraisers (e.g., discounted cash flow analysis) and which utilize appropriate discount and/or capitalization rates and available market information. In determining fair values for single-family residential home acquisitions, the Company utilizes information obtained from county tax assessment records and available market information to assist in the determination of the fair value of land and buildings. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates and the number of years the property will be held for use. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets and assumed liabilities, which could impact the amount of the Company’s net income or loss. Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Real estate properties held for use are carried at historical cost less accumulated depreciation. Buildings and improvements are depreciated on a straight-line basis over their estimated useful lives, generally ranging from 15 to 40 years. Land is not depreciated. The Company capitalizes expenditures that extend the useful life or improve the functionality of the property, while maintenance and repair costs are expensed as incurred. Properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Lessor

The Company classifies its leases at inception as operating, direct financing or sales-type leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Furthermore, when none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds the fair value of the underlying asset and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. Currently, the Company classifies all of its lessor arrangements as operating leases.

Impairment of Real Estate Property Held for Use

The Company evaluates its real estate property held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such indicators may include, but are not limited to, a significant decline in a property’s market value, a significant adverse change in the physical condition or use of a property, a significant adverse change in legal factors or business climate that could affect the value of a property, or the accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a property.

When such indicators are present, the Company performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset over its estimated remaining holding period, including the estimated net proceeds from the ultimate disposition of the property, to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset, the asset is considered impaired and the Company recognizes an impairment loss equal to the excess of the carrying amount over the estimated fair value of the asset.

Fair value is determined using methodologies consistent with ASC Topic 820 – Fair Value Measurement, and may be based on a number of factors, including discounted cash flow analyses using appropriate market discount and capitalization rates, third-party appraisals, letters of intent, executed sales contracts, or other available market information. The estimation of fair value requires significant judgment and assumptions, including assumptions regarding future rental rates, occupancy levels, operating expenses, capital expenditure requirements, holding periods, and market discount and capitalization rates, all of which are subject to economic and market uncertainties.

Impairment losses are recognized in the period in which the indicators are identified and the recoverability test confirms impairment and are presented within Impairment Loss in the Company’s Consolidated Statements of Operations. Once recognized, impairment losses are not reversed for subsequent recoveries in fair value. The impaired asset’s reduced carrying amount becomes its new cost basis, which is depreciated over the asset’s remaining useful life. Impairment losses of $68,100 and $0 were recognized on real estate properties held for use as of December 31, 2025 and 2024, respectively. These amounts are included in Impairment Losses on Real Estate in the Consolidated Statements of Operations.

Real Estate Property Held for Sale

The Company classifies real estate property as held for sale when all of the following criteria are met: management commits to a plan to sell the property; the property is available for immediate sale in its present condition; an active program to locate a buyer has been initiated; the sale is probable and expected to be completed within one year; the property is being actively marketed at a price that is reasonable in relation to its current fair value; and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Upon classification as held for sale, the Company ceases depreciation of the asset and measures the property at the lower of its carrying amount or fair value less estimated costs to sell. Costs to sell include incremental direct costs to transact the sale, such as broker commissions, legal fees, and transfer taxes, but exclude costs associated with the ongoing operation of the asset during the selling period.

Impairment of Real Estate Property Held for Sale

If the fair value less estimated costs to sell is less than the carrying amount at the time of classification, or at any subsequent measurement date, an impairment loss is recognized for the difference. Fair value is determined using methodologies consistent with ASC Topic 820, Fair Value Measurement, and may be based on executed sales contracts, letters of intent, third-party appraisals, direct capitalization analyses using market capitalization rates, or other available market data. Given the active marketing process inherent in a held for sale classification, executed contracts or letters of intent, when available, are generally considered the most reliable indicators of fair value. Impairment losses are included in Impairment Losses in the Consolidated Statements of Operations.

Unlike real estate assets held for use, subsequent increases in the fair value less estimated costs to sell of a held for sale asset may result in the reversal of a previously recognized impairment loss. However, any such reversal is limited to the cumulative impairment losses previously recognized on the asset following its classification as held for sale. Impairment losses and any subsequent reversals are presented within impairment losses in the Company’s Consolidated Statements of Operations in the period in which they are identified.

Real estate assets classified as held for sale are presented separately on the Company’s Consolidated Balance Sheets and are not reclassified to prior periods for comparative purposes unless the asset met the held for sale criteria as of the prior balance sheet date.

Other Real Estate Owned (“OREO”)

Other real estate owned consists of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or other resolution of troubled loans. OREO is initially recorded at fair value less estimated costs to sell on the date of acquisition, which establishes the new cost basis of the property. If the fair value less estimated costs to sell at the date of acquisition is less than the outstanding loan balance, the difference is recorded as a loss on transfer from loan to OREO in the Gain (loss) on transfer from loan to OREO in the Consolidated Statements of Operations in the period in which the transfer occurs. If the fair value less estimated costs to sell exceeds the outstanding loan balance at the date of transfer, the difference is recorded as a gain on transfer from loan to OREO in the Gain (loss) on transfer from loan to OREO in the Consolidated Statements of Operations in the period in which the transfer occurs.

Subsequent to initial recognition, OREO is carried at the lower of the initial recorded amount or fair value less estimated costs to sell at each reporting date. Fair value is determined using methodologies consistent with ASC Topic 820, Fair Value Measurement, and is generally based on third-party appraisals, broker price opinions, executed sales contracts, letters of intent, or other available market data. The Company obtains updated appraisals on OREO properties at least annually, or more frequently when circumstances indicate that the carrying amount may not be recoverable, such as a significant decline in local real estate market conditions, deterioration in the physical condition of the property, or the receipt of an offer or market feedback indicating a value below the current carrying amount.

If the fair value less estimated costs to sell at any subsequent measurement date is less than the carrying amount, a write-down is recognized and charged to OREO expense in the period identified. Costs to sell include incremental direct costs to transact the sale, such as broker commissions, legal fees, and transfer taxes. Costs associated with the ongoing maintenance, operation, and carrying of OREO properties, including property taxes, insurance, utilities, and routine maintenance, are expensed as incurred.

Subsequent increases in the fair value less estimated costs to sell may result in the reversal of a previously recognized write-down. Any such reversal is limited to cumulative write-downs previously recognized on the property subsequent to foreclosure and is credited to OREO expense in the period the recovery is identified. Gains and losses realized upon the ultimate sale of OREO properties are recognized in the period of sale and are recorded in Gain (loss) on Sale of OREO.

The Company recorded a write-down of OREO of $170,000 and $0 as of December 31, 2025 and 2024, respectively. These amounts are included in OREO write-down expense in the Consolidated Statements of Operations.

Depreciation is not recorded on OREO properties, as these assets are held for sale and are expected to be disposed of in the near term. The Company actively markets all OREO properties and pursues disposition strategies intended to minimize the carrying period and associated holding costs.

OREO is presented separately in the Company’s Consolidated Balance Sheets. Properties are evaluated individually for impairment, as each property has distinct characteristics, market conditions, and disposition timelines.

Reclassification

When management makes a formal, documented determination that a property originally acquired through foreclosure or deed in lieu will be retained for the long-term production of rental income rather than sold, the property is reclassified from OREO to Real Estate Property Held for Use in accordance with ASC 360-10, Property, Plant and Equipment. The decision to reclassify requires affirmative action by management, including adoption of a formal hold for investment plan and evidence that the property is being prepared for or placed into rental service.

Upon reclassification from OREO to Real Estate Property Held for Use, the property is recorded at the lower of its carrying amount at the date of reclassification or its fair value at that date. Any excess of carrying amount over fair value at the reclassification date is recognized as a loss immediately. Appreciation in fair value occurring between the foreclosure date and the reclassification date is not recognized.

If management subsequently decides to sell a property classified as Real Estate Property Held for Use, it is reclassified to Real Estate Property held for sale in accordance with ASC 360 when all of the held for sale criteria are met, including the existence of an active program to locate a buyer and the expectation that the sale will be completed within one year. Upon reclassification to held for sale, depreciation ceases and the property is remeasured at the lower of its carrying amount or fair value less costs to sell, with any resulting write-down recognized immediately as a loss.

Off-Balance-Sheet Credit Exposures

ASC 326 defines off-balance-sheet credit exposures as the credit exposures on off-balance-sheet loan commitments, standby letters of credit, financial guarantees not accounted for as insurance, and other similar instruments, except for instruments within the scope of Topic 815.

The Company estimates its liability for off-balance sheet credit exposures for unfunded loan commitments using the loss-rate method. The loss-rate method Management used is the SCALE method discussed in the section titled Allowance for Current Expected Credit Losses (“ACL”). Additionally, Management considered the same qualitative factors in its calculation of the liability for credit losses related to unfunded loan commitments as discussed in the section titled Allowance for Current Expected Credit Losses (“ACL”).

Other Receivable, net

The Company incurs and pays loan expenses considered to be recoverable from borrowers (“Advances”). Advances include but are not limited to; forced placed insurance, property taxes, legal, and utility bills. Proper documentation is provided to the loan servicer and subsequently, the recoverable expense is added to the loan balance. The recoverable expense may be collected directly from the borrower, may reduce proceeds in the event of foreclosure, or may reduce or increase the gain or loss upon sale of the loan.

As of December 31, 2025, advances outstanding totaled $507,111, with a related allowance for credit losses of $219,828. As of December 31, 2024, advances outstanding totaled $2,021,515, with a related allowance for credit losses of $42,070. Advances are included in Other Receivables, net in the Consolidated Balance Sheets.

Other Receivables, net in the accompanying Consolidated Balance Sheets is summarized as follows:

	As of December 31,
	2025	2024
Advances - Forced placed insurance	$77,032	$27,645
Advances - Legal Fees	371,287	114,739
Advances - Miscellaneous	58,792	29,175
Advances - Payoff 1st lienholder[1]	-	1,849,956
Other	265,805	75,455
Borrower funds in transit from servicer	-	369,172
Total Other Receivables	$772,916	$2,466,142
Allowance for credit loss	(219,828)	(42,070)
Other Receivables, net	$553,088	$2,424,072

[1]	The Company advanced funds to pay off a senior lien on a property where it held a junior position. This action was taken to protect the Company’s principal investment, as allowed per the loan agreement, to prevent loss of collateral due to a pending foreclosure by the senior lienholder. This advance and the related loan were repaid in full subsequent to December 31, 2024.

Revenue Recognition

Interest Income on Loans

When a loan is considered performing or in accrual status, interest income includes interest at stated rates based on the contractual payment terms of the loan. If a loan is prepaid, the Company immediately recognizes the amount of interest calculated in the payoff statement as an increase to interest income.

When a loan is placed on non-performing or nonaccrual status, previously accrued but unpaid interest is reversed through interest income. When a loan is placed on nonaccrual status, the accrual of interest on loans is discontinued and any payments received by the Company while a loan is in nonaccrual status are applied against principal on a cash basis.

Rental Revenue

Rental revenue is recognized according to the guidance in ASU 2016-02, Leases (Topic 842) on a straight-line basis over the term of the lease.

Non-interest income on Loans

The Company earns non-interest income related to its loan activities, which primarily includes late fees, reimbursement of seller-paid loan advances on purchased loans, and broker fees earned on loans not originated by the Company.

Late fees are assessed in accordance with contractual loan terms when borrowers fail to make required payments by the specified due date. Late fees are recognized as non-interest income when collected, as the timing and amount of such fees are dependent on borrower performance and are not considered part of contractual interest.

The Company may purchase a loan on the secondary market with outstanding balances for certain loan-related advances paid prior to acquisition, such as delinquent interest, tax escrows, insurance premiums, or other protective advances. Amounts recovered from borrowers related to such seller-paid advances are recognized as non-interest income on a cash basis when collected if the loan is in accrual status. If the loan is in nonaccrual status, the amounts recovered from borrowers are applied to principal.

The Company may also earn broker fees in connection with facilitating loans for third parties where the Company does not originate or hold the loan. Broker fees are recognized as non-interest income when the related services have been performed and the fee is earned, generally upon loan closing, and are not associated with ongoing performance obligations or credit risk of the underlying loan.

Gain on Sale of Mortgage Loans

Gains and losses on sales of mortgage LHFS are based on the difference between the sale proceeds and the carrying value of the loan sold.

Gain on Transfer of Loan to OREO

Gains and losses on transfers of loan to OREO are based on the difference between the fair market value of the real estate acquired through foreclosure and the carrying value of the loan at the date of transfer.

Gain (Loss) on Sale of OREO

Gains and losses on sales of OREO are calculated by comparing the carrying value of the property acquired through foreclosure or deed in lieu with the proceeds received from the sale. If the sale proceeds exceed the book value, a gain is recognized. Conversely, if the sale proceeds are less than the book value, a loss is recognized.

Gain on Sale of Real Estate Property

Gains and losses on sales of real estate property held for sale are based on the difference between the sales proceeds and the carrying value of the real estate sold.

Other miscellaneous income

The Company earns miscellaneous income that is not derived from its primary lending activities. Other miscellaneous income primarily includes credit card cash rewards, ticket sales from conferences hosted by the Company, and dividends earned on cash held in its money market account.

Credit card cash rewards represent rebates earned on qualifying purchases made using the Company’s corporate credit cards. Credit card rewards are recognized as other miscellaneous income when the rewards are earned and become realizable, typically based on statements provided by the card issuer.

Ticket sales from conferences and events hosted by the Company are recognized as revenue when the related event occurs, as the Company’s performance obligation is satisfied at that time. Ticket sales received in advance of an event are recorded as deferred revenue until the event is held.

Dividends earned on cash held in money market accounts, including accounts maintained with Fidelity, are recognized as other miscellaneous income when declared and earned in accordance with the terms of the underlying investments. Dividend income is not considered interest income and is presented separately from interest income on loans and is included in Other Revenue in the Consolidated Statements of Operations.

Income Taxes

The Company uses the asset and liability method of ASC 740 to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years and are measured using the currently enacted tax rates and laws. A valuation allowance is provided to reduce net deferred tax assets to the amount that, based on available evidence, is more likely than not to be realized.

The recognition of certain net deferred tax assets of our reporting entities are dependent upon, but not limited to, the future profitability of the reporting entity, when the underlying temporary differences will reverse, and tax planning strategies. Further, Management’s judgment regarding the use of estimates and projections is required in assessing the Company’s ability to realize the deferred tax assets relating to Net Loss carryforwards.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. It requires a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, in an income tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Management has considered all positions expected to be taken on the 2025 and 2024 tax returns, and concluded that tax positions taken will more likely than not be sustained at the full amount upon examination. Accordingly, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2025. If any income tax exposure was identified, the Company would recognize an estimated liability for income tax items that meet the criteria for accrual. The Company has not been assessed interest or penalties by any major tax jurisdictions. If any interest and penalties related to income tax assessments arose, the Company would record them as income tax expense.

Redeemable Shares

All Series A Preferred Shares contain a redemption feature that permits the redemption of such Shares. Class A Preferred Stock is subject to a four-year holding period (“Class A Lock-up Period”), and Class B, C, and D Preferred Stock is subject to a three-year holding period (“Class B, C, D Lock-up Period”).

In accordance with ASC 480, conditionally redeemable Series A Preferred Shares—including Class A and Class B, C, and D Preferred Stock that are redeemable either at the option of the holder or upon the occurrence of events not solely within the Company’s control—are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480.

The Company recognizes changes in redemption value immediately as they occur. Series A Preferred Shares that are redeemed prior to the expiration of the applicable lock-up period are subject to a penalty or discount to the stated redemption value; however, such shares are presented at their original issuance price of $10 per share.

In addition, Class A Bonus Shares issued to qualifying investors have no redemption value prior to the completion of the Class A Lock-up Period. Accordingly, 206,005 and 140,863 of redeemable Series A Bonus Shares are stated at $0 redemption value in the Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024, respectively. Upon expiration of the lock-up period, these Bonus Shares will be immediately accreted to their stated redemption value of $10 per share.

Accordingly, 5,041,549 and 3,433,889 Series A Preferred Shares, respectively, that were subject to possible redemption at their redemption amount were classified as temporary equity outside of the stockholders’ deficit section of the Company’s Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024, respectively.

Noninterest Expense

Expenses are recognized in the period in which they are incurred using the accrual basis of accounting. Expenses are recorded when goods or services are received, amounts are probable, and costs can be reasonably estimated, regardless of the timing of cash payments.

Operating expenses primarily consist of personnel expenses, loan expenses, real estate expenses other general and administrative expenses. Costs that directly relate to specific transactions or activities are charged to expense as incurred unless required to be capitalized under U.S. GAAP.

Personnel Expenses include salaries, bonuses, payroll taxes, and employee-related benefits and are recognized in the period in which the related services are rendered.

Loan expenses consist primarily of due diligence costs, legal fees, servicing fees, and inspections and valuations and are recognized as the related services are performed.

General and administrative expenses include marketing, advertising, investor relations costs, technology, software, depreciation and amortization and are expensed as incurred.

Depreciation and amortization are recognized over the estimated useful lives of the related assets on a systematic basis.

Offering-related and financing costs are accounted for in accordance with applicable guidance, with costs directly attributable to the issuance of equity or debt securities capitalized and amortized or netted against proceeds, as appropriate. All other offering and transaction-related costs are expensed as incurred.

If expenses are incurred on behalf of, or benefit, multiple activities or periods, such costs are allocated using a method that management believes reasonably reflects the nature of the underlying activity.

3. LOANS, HELD FOR INVESTMENT, NET (“LOANS HFI”)

Loans held for investment, net in the accompanying Consolidated Balance Sheets are summarized as follows:

	As of December 31, 2025
	Accrual	Nonaccrual (non-PCD)	Nonaccrual (PCD)	Total
Unpaid Principal Balance (“UPB”)	$16,696,518	$2,738,116	$9,423,142	$28,857,776
Less: ACL	(92,852)	(24,289)	(600,388)	(717,529)
Less: Discount	(794,583)	(11,949)	(495,542)	(1,302,074)
Less: Nonaccrual payments applied to principal	-	(50,714)	(81,760)	(132,474)
Less: Charge-offs	-	-	-	-
Net Deferred Fees and Costs	21,049	782	96,009	117,840
Accrued Interest	365,921	-	-	365,921
Loans HFI, net Balance at December 31, 2025	$16,196,053	$2,651,946	$8,341,461	$27,189,460

	As of December 31, 2024
	Accrual	Nonaccrual (non-PCD)	Nonaccrual (PCD)	Total
Unpaid Principal Balance (“UPB”)	$11,557,727	$2,410,839	$3,826,283	$17,794,849
Less: ACL	(125,348)	(76,502)	(157,895)	(359,745)
Less: Discount	(63,254)	-	(249,154)	(312,408)
Less: Nonaccrual payments applied to principal	-	(36,598)	(31,295)	(67,893)
Less: Charge-offs	-	-	-	-
Net Deferred Fees and Costs	(75,538)	(12,667)	21,504	(66,701)
Accrued Interest	100,593	-	-	100,593
Loans HFI, net Balance at December 31, 2024	$11,394,180	$2,285,072	$3,409,443	$17,088,695

The Company may withhold certain lender fees and prepaid interest from the funding of Loans HFI. The amount of the UPB withheld for prepaid interest is included in Discount. The amount of the UPB withheld for lender fees is included in Net Deferred Fees and Costs.

The Company recognized $3,577,417 and $1,668,948 of interest income related to accrual Loans HFI during 2025 and 2024, respectively, and is included in Mortgage Loans: Interest income in the Consolidated Statements of Operations.

The portion of the noncredit discount related to acquired PCD loans that was available for accretion into interest income totaled $495,542 and $249,154 as of December 31, 2025 and 2024, respectively and is included in Loans held for investment, net in the Consolidated Balance Sheets. The Company did not accrete any noncredit discount or premium to interest income during the years ended December 31, 2025 or 2024, as all PCD loans were placed on nonaccrual status during those periods.

ACL

The following table presents a rollforward of the ACL by portfolio segment for the years ended December 31, 2025 and 2024:

	As of December 31, 2025
	RE- Construction	RE- Commercial	RE- Residential	PCD	Total
Balance at beginning of year	$106,904	$65,586	$100,398	$86,857	$359,745
Reversal of ACL due to payoff	(24,619)	-	(21,335)	-	(45,954)
Reversal of ACL due transfer from loan to OREO	(10,371)	(65,586)	(18,528)	-	(94,485)
Current-period provision for expected credit losses	146,257	-	29,932	73,490	249,679
Initial allowance on PCD loans	-	-	-	424,557	424,557
Writeoffs charged against the allowance	(176,013)	-	-	-	(176,013)
Ending Balance	$42,158	$-	$90,467	$584,904	$717,529

	As of December 31, 2024
	RE- Construction	RE- Commercial	RE- Residential	PCD	Total
Balance at beginning of year	$44,678	$14,046	$25,690	$-	$84,414
Reversal of ACL due to payoff	(20,344)	-	(14,016)	-	(34,360)
Reversal of ACL due transfer from loan to OREO	-	-	-	-	-
Current-period provision for expected credit losses	73,377	51,540	26,878	-	151,795
Initial allowance on PCD loans	-	-	-	86,857	86,857
Writeoffs charged against the allowance	-	-	-	-	-
Net Deferred Fees and Costs	9,193	-	61,846	-	71,039
Ending Balance	$106,904	$65,586	$100,398	$86,857	$359,745

Collateral-Dependent Loans

Loans are considered collateral-dependent when repayment of the loan is expected to be derived primarily from the liquidation or operation of the underlying real estate collateral rather than from the borrower’s ongoing cash flows.

The Company considers a loan to be collateral-dependent when both:

1.	The borrower is experiencing financial difficulty, and

2.	Repayment is expected to be substantially provided by the sale or foreclosure of the underlying collateral.

For loans classified as held for investment, the allowance for credit losses is measured based on the estimated fair value of the collateral, less costs to sell. The fair value of collateral is determined using third-party appraisals, broker price opinions, recent comparable sales, or other relevant valuation techniques. Costs to sell include expected selling costs such as broker commissions, legal fees, and other directly attributable disposal costs. If foreclosure is probable, the fair value of collateral is used without regard to borrower cash flows.

When the net collateral value is less than the amortized cost of the loan, the shortfall is recognized through the allowance for credit losses. Changes in collateral values and estimated selling costs are evaluated at each reporting date and reflected in the allowance for credit losses as appropriate.

For loans classified as held for sale, collateral-dependent loans are carried at the lower of amortized cost or fair value, less costs to sell, and no allowance for credit losses is recorded. The Company did not have any collateral dependent loans held for sale as of December 31, 2025 and December 31, 2024.

The following table summarizes the recorded investment and collateral valuations for collateral-dependent Loans HFI as of December 31, 2025:

	RE-Commercial	RE-Residential
Amortized cost of collateral-dependent loans	$1,176,243	$605,500
Fair value of underlying collateral	1,940,000	899,000
Senior lien liability of underlying collateral	(754,557)	-
Estimated costs to sell	-	(44,950)
Net collateral value	1,185,443	854,050
Allowance for credit losses	$-	$-
Number of loans	1	1

Subsequent to December 31, 2025, the Company foreclosed on the two loans classified as collateral-dependent.

The Company did not have any collateral-dependent loans held for investment as of December 31, 2024.

During the year ended December 31, 2025, the aggregate carrying amount of collateral-dependent loans increased by $1,781,743, primarily due to borrower defaults on two loans that were individually assessed as collateral-dependent. The collateral securing the RE-Residential and RE-Commercial loans continues to provide adequate coverage of the outstanding loan balances.

Past Due Status

An age analysis of amounts past due for Loans HFI, aggregated by class of loans, as of December 31, 2025 and 2024 is as follows:

	As of December 31, 2025
	30-59 Days	60-89 Days	90+ Days	Total Past Due	Total Current	Total
RE Construction – non PCD	$-	$-	$7,912,703	$7,912,703	$4,012,445	$11,925,148
RE Commercial – non PCD	-	-	1,176,243	1,176,243	122,985	1,299,228
RE Residential – non PCD	-	-	423,887	423,887	5,316,877	5,740,764
RE Construction – PCD	-	-	5,542,110	5,542,110	-	5,542,110
RE Commercial – PCD	-	-	-	-	-	-
RE Residential – PCD	-	-	3,399,739	3,399,739	-	3,399,739
Total	$-	$-	$18,454,682	$18,454,682	$9,452,307	$27,906,989

	As of December 31, 2024
	30-59 Days	60-89 Days	90+ Days	Total Past Due	Total Current	Total
RE Construction – non PCD	$-	$-	$167,051	$167,051	$6,498,781	$6,665,832
RE Commercial – non PCD	-	-	1,523,747	1,523,747	-	1,523,747
RE Residential – non PCD	-	-	594,274	594,274	4,895,402	5,489,676
RE Construction - PCD	-	-	-	-	320,307	320,307
RE Commercial - PCD	-	-	-	-	-	-
RE Residential - PCD	-	-	3,089,133	3,089,133	-	3,089,133
Total	$-	$-	$5,374,205	$5,374,205	$11,714,490	$17,088,695

As of December 31, 2025, one loan with an amortized cost basis of $7,307,203 was more than 90 days past due but continued to accrue interest based on management’s assessment of collectability. The Company received full payoff of this loan subsequent to December 31, 2025. As of December 31, 2024, there are no loans over 90 days past due in accrual status.

Nonaccrual Status – Loans HFI

The following table presents the amortized cost basis of Loans HFI on nonaccrual status, aggregated by class, as of December 31, 2025 and 2024:

	As of December 31, 2025		As of December 31, 2024
	Nonaccrual	Nonaccrual with no ACL	Nonaccrual	Nonaccrual with no ACL
RE Construction – non PCD	$-	$1,076,105	$167,051	$-
RE Commercial – non PCD	-	1,176,243	1,523,747	-
RE Residential – non PCD	423,886	-	594,274	-
Total non PCD	$423,886	$2,252,348	$2,285,072	$-

RE Construction – PCD	$5,441,237	$100,873	320,307	$-
RE Commercial – PCD	-	-	-	-
RE Residential – PCD	3,399,739	-	3,089,133	-
Total PCD	$8,840,976	$100,873	$3,409,440	$-

Total non PCD and PCD	$9,264,862	$2,353,221	$5,694,512	$-

Credit Quality Indicators

Based on the most recent analysis performed, the risk category of loans by class of loans based on year of origination is as follows:

	Loans HFI Amortized Cost Basis by Origination Year as of December 31, 2025
	2025	2024	2023	2022	2021	Prior	Total
RE Construction Letter Grade
A	$777,527	$470,605	$7,307,203	$-	$-	$-	$8,555,335
B	2,114,872	-	-	-	-	-	2,114,872
C	1,254,942	-	-	-	-	-	1,254,942
D	-	-	-	-	-	-	-
E	-	-	-	-	-	-	-
PCD	47,002	89,845	2,492,946	582,924	1,585,595	743,797	5,542,109
Total RE Construction Loans	$4,194,342	$560,450	$9,800,149	$582,924	$1,585,595	$743,797	$17,467,258
RE Construction charge-offs	-	-	174,241	-	-	-	174,241

RE Commercial Letter Grade
A	$-	$-	$-	$-	$-	$-	$-
B	-	-	122,985	-	-	-	122,985
C	-	-	-	-	-	-	-
D	-	1,176,243	-	-	-	-	1,176,243
E	-	-	-	-	-	-	-
PCD	-	-	-	-	-	-	-
Total RE Commercial Loans	$-	1,176,243	122,985	$-	$-	$-	$1,299,228
RE Commercial Charge-offs	-	-	-	-	-	-	-

RE Residential Letter Grade
A	$630,031	$-	$88,732	$256,716	$-	$-	$975,479
B	570,029	3,227,599	-	-	-	-	3,797,628
C	-	-	543,770	-	423,887	-	967,657
D	-	-	-	-	-	-	-
E	-	-	-	-	-	-	-
PCD	150,813	-	420,540	2,828,386	-	-	3,399,739
Total RE Residential Loans	$1,350,873	$3,227,599	$1,053,042	$3,085,102	$423,887	$-	$9,140,503
RE Residential Charge-offs	-	-	-	-	-	-	-

Total A	$1,407,558	$407,605	$7,395,935	$256,716	$-	$-	$9,530,814
Total B	2,684,901	3,227,599	122,985	-	-	-	6,035,485
Total C	1,254,942	-	543,770	-	423,887	-	2,222,599
Total D	-	1,176,243	-	-	-	-	1,176,243
Total E	-	-	-	-	-	-	-
Total PCD	197,815	89,845	2,913,486	3,411,310	1,585,595	743,797	8,941,848
Grand Total	$5,545,216	$4,964,292	$10,976,176	$3,668,026	$2,009,482	$743,797	$27,906,989
Total Charge-offs	-	-	174,241	-	-	-	174,241

	Loans HFI Amortized Cost Basis by Origination Year as of December 31, 2024
	2025	2024	2023	2022	2021	Prior	Total
RE Construction Letter Grade
A	$-	$1,121,452	$5,163,201	$-	$-	$-	$6,284,653
B	-	304,650	-	-	-	-	304,650
C	-	-	174,241	-	-	-	174,241
D	-	-	-	-	-	-	-
E	-	-	-	-	-	-	-
PCD	-	-	340,741	-	-	-	340,741
Total RE Construction Loans	$-	$1,426,102	$5,678,183	$-	$-	$-	$7,104,285

RE Commercial Letter Grade
A	$-	$-	$-	$-	$-	$-	$-
B	-	-	-	-	-	-	-
C	-	-	1,589,333	-	-	-	1,589,333
D	-	-	-	-	-	-	-
E	-	-	-	-	-	-	-
PCD	-	-	-	-	-	-	-
Total RE Commercial Loans	$-	$-		$-	$-	$-	$1,589,333

RE Residential Letter Grade
A	$-	$806,580	$1,295,725	$-	$-	$-	$2,102,305
B	-	2,725,754	700,167	-	-	-	3,425,921
C	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-
E	-	-	-	-	-	-	-
PCD	-	-	743,798	2,125,462	357,337	-	3,226,597
Total RE Residential Loans	$-	$3,532,334	$2,739,690	$2,125,462	$357,337	$-	$8,754.823

Total A	$-	$1,928,032	$6,458,926	$-	$-	$-	$8,386,958
Total B	-	3,030,404	700,167	-	-	-	3,730,571
Total C	-	-	1,763,574	-	-	-	1,763,574
Total D	-	-	-	-	-	-	-
Total E	-	-	-	-	-	-	-
Total PCD	-	-	-	2,125,462	357,337	-	3,567,338
Grand Total	$-	$4,958,436	$10,007,206	$2,125,462	$357,337	$-	17,448,441

4. PURCHASED FINANCIAL ASSETS WITH CREDIT DETERIORATION (“PCD”)

The Company acquired 43 loans classified as PCD loans in 2025. As of December 31, 2025, all PCD loans were placed on nonaccrual status and the Company accreted $43,224 of noncredit discount or premium to interest income due to early payoff.

The Company acquired 7 loans classified as PCD loans in 2024. As of December 31, 2024, all PCD loans were placed on nonaccrual status and the Company did not accrete any noncredit discount or premium to interest income.

The following table presents a reconciliation of the difference between the purchase price of PCD loans and the par value of PCD loans acquired during the years 2025 and 2024:

	2025	2024
Purchase Price	$9,530,464	$3,392,039
Initial ACL	868,904	86,857
Noncredit discount or (premium)	2,132,199	249,154
Par value of PCD loans acquired	$12,531,567	$3,728,050

5. LOANS, HELD FOR SALE, NET

The following table summarizes the balance of Loans held for sale, net in the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024:

	As of December 31, 2025
	Performing	Non-performing	Total
Unpaid Principal Balance	$303,280	$2,559,764	$2,863,044
Less: Purchase Discount	(160,542)	(1,256,734)	(1,417,276)
Less: Nonaccrual payments applied to principal	-	(163,573)	(163,573)
Less: Impairment	(4,000)	22,890	23,087
Closing Costs	197	-	(4,000)
Loans HFS, net Balance at December 31, 2025	$138,935	$1,162,347	$1,301,282

	As of December 31, 2024
	Performing	Non-performing	Total
Unpaid Principal Balance	$1,035,996	$1,044,715	$2,080,711
Less: Purchase Discount	(354,357)	(508,628)	(862,985)
Less: Nonaccrual payments applied to principal	-	(200,876)	(200,876)
Closing Costs	8,707	9,190	17,897
Loans HFS, net Balance at December 31, 2024	$690,346	$344,401	$1,034,747

6. LOAN MODIFICATIONS TO DEBTORS EXPERIENCING FINANCIAL DIFFICULTY

From time to time, Management negotiates and enters into loan modifications with borrowers whose loans are delinquent (non-performing). Modifications may include lowering monthly payments, deferring some principal balances to maturity, modifying the maturity date, and/or reclassifying loan charges. The Company recognizes the effects of any loan modifications in the financial statements immediately.

During the year ended December 31, 2025, the Company accepted a short payoff on a loan acquired in the secondary market. Although the payoff amount was less than the loan’s unpaid principal balance, the loan had been purchased at a discount, and the payoff proceeds exceeded the Company’s recorded investment in the loan. Accordingly, no credit loss or principal forgiveness was recognized in connection with this transaction.

The Company executed 1 modification agreement in 2025 for loans experiencing financial difficulty.

Past due interest of $6,649 and past due advances and fees of $11,690 were added to the UPB. The UPB increased from $45,209 to $63,548. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

The Company executed 4 modification agreements in 2024 for loans experiencing financial difficulty.

Past due interest of $8,569 and past due advances and fees of $14,836 were added to the UPB. The UPB increased from $9,835 to $33,240. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

Past due interest of $58,036 and past due advances and fees of $6,380 were added to the UPB. The UPB increased from $48,693 to $113,109. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

Past due interest of $11,643 and past due advances and fees of $972 were added to the UPB. The UPB increased from $61,323 to $73,938. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

Past due interest of $3,711 and past due advances and fees of $4,367 were added to the UPB. The UPB increased from $17,929 to $26,007. Past due interest, advances, and fees were recorded while the loan was in nonaccrual status. As a result, the modification did not have a significant impact on the financial statements.

The Company did not forgive, partially or in full, any portion of loan principal balances in 2024.

7. REAL ESTATE PROPERTY, HELD FOR USE (“REAL ESTATE HFU”)

Real Estate Property, held for use in the accompanying Consolidated Balance Sheets for the years ended December 31, 2025 and 2024, are summarized as follows:

	As of December 31,
	2025	2024
Buildings and improvements	$8,492,924	$-
Land	1,114,014	-
Acquisition Costs	11,008	-
Total, at cost	$9,617,946	$-
Less: Accumulated Depreciation	(14,166)	-
Less: Impairment Loss	(68,100)	-
Net carrying value at End of Period	$9,535,680	$-

The following table presents Real Estate HFU activity for the year ended December 31, 2025 and 2024:

	2025	2024
Balance at Beginning of Period	$-	$559,771
Purchases including closing costs	459,437	-
Reclassified from OREO during the period	8,455,972	-
Capital Improvements	702,537	-
Write-downs for impairment	(68,100)	-
Depreciation Expense	(14,166)	-
Disposals/reclassified as HFS	-	(559,771)
Balance at End of Period	$9,535,680	$-

Rental income from real estate held for use totaled $135,956 and $115,564 for the years ended December 31, 2025 and 2024, respectively, and is included in rental revenue in the Consolidated Statements of Operations.

8. REAL ESTATE PROPERTY, HELD FOR SALE (“REAL ESTATE HFS”)

The following table presents the Company’s real estate properties classified as held for sale as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Residential investment property	$668,220	$-
Commercial investment property	192,913	385,774
Total, at cost	$861,133	$385,774
Less: Accumulated depreciation prior to reclassification	(3,197)	(7,836)
Net carrying value at End of Period	$857,936	$377,938

The following table presents a rollforward of the Company’s real estate properties classified as held for sale for the years ended December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Balance, beginning of year	$377,938	$-
Proceeds from sales	(229,320)	(232,447)
Gain on sale of real estate property	37,898	50,614
Reclassifications from Real Estate Property, held for use	-	559,771
Capital Improvements	3,200	-
Purchases	668,220	-
Net carrying value at End of Period	$857,936	$377,938

9. OTHER REAL ESTATE PROPERTY (“OREO”)

OREO in the accompanying Consolidated Balance Sheets for the years ended December 31, 2025 and 2024, are summarized as follows:

	As of December 31, 2025
	Building	Land	Total
Beginning Balance of OREO	$1,541,261	$187,700	$1,728,961
Real Estate FMV less selling costs at foreclosure	10,642,380	1,356,810	11,999,190
Less: Carrying value at time of sale	(1,730,654)	(202,990)	(1,933,644)
Less: Reclassified to Real Estate held for use	(7,451,452)	(1,004,520)	(8,455,972)
Less: valuation allowance	(170,000)	-	(170,000)
Real Estate Capital Improvements	730,212	-	730,212
Ending Balance of OREO, HFS at December 31, 2025	$3,561,747	$337,000	$3,898,747

	As of December 31, 2024
	Building	Land	Total
Beginning Balance of OREO	$253,459	$47,441	$300,900
Real Estate FMV less selling costs at foreclosure	1,407,787	188,700	1,596,487
Less: Carrying value at time of sale	(262,459)	(48,441)	(310,900)
Real Estate Capital Improvements	142,474	-	142,474
Ending Balance of OREO at December 31, 2024	$1,541,261	$187,700	$1,728,961

The following table summarizes the activity related to loans transferred to OREO during 2025 and 2024 as shown in the Consolidated Statements of Operations:

	2025	2024
Real Estate FMV less selling costs at foreclosure	$11,999,220	$1,596,487
Senior mortgage lien assumed at foreclosure	(2,097,792)	-
Loan carrying value at foreclosure	(8,249,212)	(1,222,507)
Uncollected Advances	(113,425)	-
Gain on Transfer of Loan to OREO	$1,538,791	$373,980

The following table summarizes the activity related to sales of OREO during 2025 and 2024 as shown in the Consolidated Statements of Operations:

	2025	2024
Proceeds from Sale of OREO	$1,936,714	$291,358
Less: Carrying value of real estate at time of sale	(1,933,644)	(310,900)
Gain (Loss) on Sale of OREO	$3,070	$(19,542)

On December 30, 2025, the Company acquired one multi-family property through foreclosure proceedings. In connection with the acquisition, the Company assumed an existing senior mortgage note (the “Assumed Mortgage”) with an outstanding principal balance of $2,097,762. The Assumed Mortgage is recorded at fair value and included in Other Liabilities in the Consolidated Balance Sheets. At the foreclosure date, the amortized cost basis of the related loan was $1,001,070. The estimated fair value of the underlying real estate collateral at the foreclosure date was $3,099,762.

As of December 31, 2025, foreclosure procedures had been initiated on 14 Loans HFS with an aggregate carrying value of $645,574. In addition, foreclosure procedures had been initiated on 21 Loans HFI with an aggregate carrying value of $9,873,389.

During 2025, the Company acquired 30 real estate properties through foreclosure or deed-in-lieu and sold 5 properties, including 3 properties that had been foreclosed upon in 2024. During the year ended December 31, 2025, the Company transferred 22 OREO properties to real estate property held for use. As of December 31, 2025, the Company had 6 OREO properties actively listed for sale and, accordingly, classified as held for sale and included in Other Real Estate Property in the Consolidated Balance Sheets. The Company provided seller-financing of $31,500 on 1 OREO property sold during the year ended December 31, 2025.

As of December 31, 2024, foreclosure procedures had been initiated on 3 Loans HFS with an aggregate carrying value of $107,867. The Company acquired 4 real estate properties through foreclosure in 2024 and sold 4 properties, including 3 properties foreclosed upon in 2023. The 3 remaining OREO properties are actively listed for sale on the market, and therefore, are classified as held for sale and are included in Other Real Estate Property in the Consolidated Balance Sheets.

10. RECLASSIFICATION OF OREO TO REAL ESTATE PROPERTY HELD FOR USE

During the year ended December 31, 2025, the Company reclassified 22 properties from Other Real Estate Owned to Real Estate Property, held for use. The reclassifications reflect management’s formal determination that these properties will be retained and operated as residential rental properties rather than marketed for sale. Each property has been, or is in the process of being, prepared for rental occupancy, including execution of property management agreements.

Consistent with ASC 360, each property was reclassified at the lower of its carrying amount or fair value at the reclassification date. Each property was reclassified on its respective foreclosure date at its carrying amount, totaling $8,455,972, as the fair value of each property equaled its carrying amount on the reclassification date. No write-downs were required for the reclassification.

The Company did not reclassify any properties from OREO to Real Estate Property, held for use during the year ended December 31, 2024.

11. INTERNAL-USE SOFTWARE INTANGIBLE ASSET

Internal-use Software Intangible Asset, as shown in the Consolidated Balance Sheets, represents implementation costs of software the Company purchased to manage its loans and finance and accounting. Implementation costs of $190,310 are included in Internal-use Software Intangible Assets and are amortized on a straight-line basis over 3 years. Amortization expense related to implementation costs of $63,436 and $63,437 were included in General and Administrative Expense in the Consolidated Statements of Operations for the years ended 2025 and 2024.

Internal-use Software Intangible Asset, net, as shown in the Consolidated Balance Sheets, is comprised of the following:

	As of December 31,
	2025	2024
Internal-use Software Intangible Asset at Beginning of Period	$63,436	$126,873
Additions	-	-
Less: Accumulated Amortization	(63,436)	(63,437)
Internal-use Software Intangible Asset at End of Period	$-	$63,436

12. FURNITURE AND EQUIPMENT, NET

Asset	Estimated Useful Life	Cost	Carrying Value as of December 31, 2025
Computer Equipment	5 years	$7,512	$3,670

Asset	Estimated Useful Life	Cost	Carrying Value as of December 31, 2024
Computer Equipment	5 years	$8,600	$5,390

13. LIABILITY FOR CREDIT LOSSES ON UNFUNDED LOAN COMMITMENTS

Business Purpose Bridge Loans for Construction Purposes “Construction Loans”

Disbursements for Construction Loans are made at various completed phases of the construction project. Undistributed amounts will be funded by draws subject to progress inspections.

At December 31, 2025, the Company had 13 approved construction loans with a total borrowing amount of $11,859,214. Three loans had undisbursed construction funds, totaling $160,413.

At December 31, 2024, the Company had 5 approved construction loans with a total borrowing amount of $7,591,530. Three loans had undisbursed construction funds, totaling $301,306.

The Company recorded a liability for credit losses on unfunded commitments related to its construction loans of $0 and $4,072 as of December 31, 2025 and 2024 and is included in Liability for Credit Losses on unfunded loan commitments in the Consolidated Balance Sheets.

The following table presents a rollforward of the liability for credit losses on unfunded loan commitments for the years ended December 31, 2025 and 2024:

	2025	2024
Balance at Beginning of Year	$4,072	$35,609
Provision for Credit Losses	(4,072)	(31,537)
Balance at End of Year	$-	$4,072

14. DEBT AND FINANCING ARRANGEMENTS

Series B Bonds

The Company has issued Series B Bonds, consisting of Class D5 and Class E5 bond classes, in connection with capital-raising activities conducted pursuant to a Regulation D 506(c) offering under the Securities Act of 1933, as amended. The Series B Bonds are unsecured debt obligations of the Company and are not collateralized by specific assets. The Bonds are issued at a principal amount of $1,000 per Bond. Interest accrues daily on the outstanding principal amount of each Bond on the basis of a 365-day year (or 366-day year in a leap year) at a simple (non-compounding) per annum rate and is payable monthly in arrears. Class D5 Bonds bear interest at a rate of 9.5% per annum. Class E5 Bonds bear interest at a rate of 11% per annum.

The maturity dates of the Series B Bonds vary based on both the class of bond and the investor’s date of investment, with contractual maturities generally ranging from approximately four to five years from issuance. Certain bond classes are subject to minimum holding periods prior to eligibility for redemption, and redemptions, if permitted, are subject to the terms and conditions set forth in the respective bond agreements. The Company has no obligation to redeem bonds prior to maturity.

Year	Series B Bonds Class D5	Series B Bonds Class E5
2026	-	-
2027	-	-
2028	-	-
2029	-	-
2030	7,685,000	2,282,000

Class D5 Bondholder Phantom Equity Agreement

Certain holders of Class D5 Bonds are party to a Phantom Equity Agreement, which provides for contingent profit-sharing payments in addition to the fixed interest payable on the bonds. The Phantom Equity Agreement is a contractual arrangement that references potential distributions made to holder of the Company’s common stock; however, it does not convey any equity ownership, voting rights, or shareholder privileges.

Under the terms of the Phantom Equity Agreement, each eligible Class D5 Bond entitles the holder to a contractual right to receive cash payments calculated by reference to a specified number of notional “phantom shares.” These phantom shares are used solely as a method of calculating potential profit-sharing payments and do not represent actual shares of the Company.

Profit-sharing payments under the Phantom Equity Agreement are entirely discretionary and are payable only if the Company’s Board of Directors declares a distribution to common stockholders and determines that sufficient excess distributable cash is available. The Company is not obligated to declare common stock distributions or to make profit-sharing payments, and no amounts are guaranteed.

The Phantom Equity Agreement applies only to a limited number of Class D5 Bonds and terminates automatically upon the earliest of the repayment, redemption, or maturity of the related bonds, the transfer or cancellation of the bonds in accordance with governing agreements, or the liquidation or dissolution of the Company.

Amounts paid pursuant to the Phantom Equity Agreement, if any, are recognized as contractual profit-sharing expenses in the period in which such payments are declared and become payable. No liability is recorded prior to approval by the Board of Directors.

Warehouse Credit Facility

To support its loan origination activities, the Company operates as a correspondent lender and utilizes a warehouse line of credit to temporarily fund loans prior to sale. Loans originated using the warehouse facility are generally sold to third-party investors or institutional buyers, although the Company may elect to retain certain loans based on strategic or market considerations.

The Company, through its wholly-owned subsidiary, CWS-RAI LLC, originates residential transition loans that are funded through a repurchase agreement (the “Facility”) with a third-party purchaser/lender (“Warehouse Lender”). Residential transition loans are defined as business purpose bridge mortgage loans secured by one-to-four family residential properties.

Although the Facility is structured as a purchase and sale, the Company accounts for each transaction as a secured borrowing under ASC 860, Transfers and Servicing, because CWS-RAI, LLC is both entitled and obligated to repurchase each transferred loan at a fixed Repurchase Price within 30 days, thereby retaining effective control over the transferred assets.

Loans originated using the Facility are initially recorded as loans receivable and are funded through borrowings under the warehouse facility, which are recorded as repurchase agreement liability. The warehouse lender generally advances a portion of the loan principal at origination, with the remaining balance funded by the Company. Loans funded through the Facility are temporarily held prior to sale and are generally sold to third-party investors within a short period of time. In certain circumstances, the Company may elect to retain specific loans based on strategic or market considerations.

Loans that management intends to sell in the near term are classified as Loans held for sale. If management determines that a loan will be retained, the loan is reclassified to Loans held for investment at the date of such determination. Interest income earned on loans during the holding period is recognized based on the contractual terms of the loan, while interest expense incurred on the warehouse line of credit is recognized separately as incurred.

Upon sale of a loan to a third-party investor, the loan is derecognized and the related outstanding warehouse borrowing is repaid. Gains or losses on loan sales are recognized in earnings based on the difference between the sale proceeds received and the carrying amount of the loan, net of selling costs. The Company evaluates all loan sales to determine whether the transfer qualifies for sale accounting in accordance with applicable accounting guidance.

Facility Terms

The following table summarizes the key terms of the Facility as of December 31, 2025:

Term	Detail
Effective Date	May 2025
Maximum borrowing capacity	$10,000,000 aggregate
Advance rate	85% of unpaid principal balance of eligible collateral
Interest rate	WSJ Prime Rate plus 4% per annum; 3.25% floor; resets automatically upon each Prime Rate change
Advance term (maturity per draw)	30 days from each loan purchase closing date
Default interest rate	WSJ Prime Rate plus 13.5% per annum (from day 61 of any outstanding loan)
Advance fee	25 basis points on face amount of underlying mortgage per 30-day period

Outstanding Borrowings

Maximum borrowing capacity	$10,000,000
Outstanding balance as of December 31, 2025	$0
Unused capacity as of December 31, 2025	$10,000,000
Weighted-average interest rate at period end	N/A
Maximum amount outstanding at any time during the fiscal year 2025	$212,500
Weighted-average interest rate during the period the facility was drawn	11%

Warehouse borrowings payable are classified as liabilities. Borrowings and repayments are presented on a gross basis within financing activities in the Consolidated Statements of Cash Flows. The carrying amount of warehouse borrowings approximates fair value due to the short-term, variable-rate nature of the Facility.

Collateral

As of December 31, 2025, the Company did not have any residential transition loans pledged as collateral under the Facility that would not be available to satisfy the claims of the Company’s general creditors. The Warehouse Lender does not have the contractual right to sell or repledge the pledged loans absent an event of default.

In addition to the loan collateral, CWS Investments Inc has provided the Warehouse Lender a corporate guaranty guaranteeing all obligations of CWS-RAI, LLC under the Facility and of each underlying borrower under the individual loan notes. The Corporate Guaranty is absolute and unconditional. As of December 31, 2025, the Company has not been required to perform under the Corporate Guaranty and no liability has been recognized.

Covenants and Compliance

The Facility contains the following significant covenants and restrictions:

●	Minimum monthly volume. Beginning three months after the signing date, CWS-RAI, LLC must offer to sell at least $5,000,000 of eligible loans to the lender per month. If the lender declines to purchase 100% of eligible loans submitted in any month, the minimum volume requirement terminates.

●	No additional indebtedness. CWS-RAI, LLC may not incur additional indebtedness contemplated under the Facility.

●	Going concern. A going concern qualification in the financial statements of CWS-RAI, LLC or CWS Investments Inc constitutes an Event of Default.

●	Cross-default. A default under any other agreement that results in acceleration of other debt constitutes an Event of Default.

As of December 31, 2025, the Company received a waiver on the minimum monthly volume covenant. Accordingly, the Company was in compliance with all covenants under its credit facilities as of that date.

Interest Expense on Debt and Financing Arrangements

Interest expense consists primarily of interest incurred on the Company’s outstanding debt obligations, including the Series B Bonds and borrowings under the warehouse credit facility.

Interest expense is recognized using the accrual method based on the contractual terms of the underlying debt agreements and includes stated interest, amortization of debt issuance costs, and other financing-related costs, as applicable. Unamortized debt issuance costs are presented as a direct deduction from the related debt obligations in the Consolidated Balance Sheets.

Interest expense is reported as a separate line item in the Consolidated Statements of Operations. Cash payments for interest are reflected as operating cash outflows in the Consolidated Statements of Cash Flows, while proceeds from the issuance of debt and repayments of principal are reflected as financing cash inflows and outflows, respectively.

The Company does not capitalize interest costs into the carrying value of assets.

Interest payments on the Series B Bonds are made monthly and accrue based on a 365-day year using the actual number of days elapsed. The Series B Bonds bear fixed annual interest rates ranging from 9.0% to 11.0%. Interest expense related to the Series B Bonds totaled $596,590 for the year ended December 31, 2025, which includes $16,105 attributable to the amortization of debt issuance costs. The Company did not incur interest expense related to the Series B Bonds during the year ended December 31, 2024, as the Bonds were not offered until 2025. Cash paid for interest totaled $596,590 and $0 for the years ended December 31, 2025 and 2024, respectively.

Interest expense related to the warehouse credit facilities accrues at a variable interest rate equal to the WSJ Prime Rate plus 4.0% per annum, subject to a 3.25% floor, and resets automatically upon each change in the WSJ Prime Rate, in accordance with the terms of the respective agreements. Interest expense reflects the outstanding principal balance during the applicable periods. Interest expense on warehouse borrowings is $1,728 for the year ended December 31, 2025. No interest expense related to the Facility was incurred during the year ended December 31, 2024, as the Company did not have any borrowings under the Facility prior to its origination in 2025. Cash paid for interest totaled $1,728 and $0 for the years ended December 31, 2025 and 2024, respectively.

15. MORTGAGE LOAN REPURCHASE AGREEMENT

The Company is also party to a Mortgage Loan Purchase Agreement (the “MLPA”) dated May 16, 2025, under which the Company sells individual loans or pools of stabilized single-family rental mortgage loans on a servicing-released, whole-loan basis. The Company evaluates each transfer under the MLPA for derecognition under ASC 860-10-40-5. To the extent sale accounting criteria are met, the transferred loans are removed from the balance sheet and a gain or loss on sale is recognized in the period of transfer. Management determined that all mortgage loans sold during the year ended December 31, 2025 met the criteria for sale accounting.

The Company retains a contingent obligation to repurchase loans sold under the MLPA in the event of: (i) a material breach of representations and warranties; (ii) an Early Payment Default within the first four monthly payments following closing; or (iii) full prepayment within three months where the purchase price paid exceeded 100% of the loan’s outstanding principal balance (purchase price protection). These contingent repurchase obligations are evaluated under ASC 860 and ASC 460. The Company accrued a repurchase agreement obligation of $3,747 and $0 related to Early Payment Default contingent obligations as of December 31, 2025 and 2024, respectively.

16. INCOME TAXES

The provision for income taxes consists of the following:

	December 31, 2025	December 31, 2024
Current
Federal	$273,304	$35,584
State	101,897	19,042
Deferred
Federal	(95,440)	-
State	(31,664)	-
Total	$248,097	$54,626

A reconciliation of the U.S. federal statutory income tax expense to actual income tax expense is as follows:

	Year ended
	December 31, 2025	December 31, 2024
Income (loss) before income taxes	$2,387,921	$608,759
Federal statutory income tax rate	21.0%	21.0%
Federal income tax provision (benefit) at the federal statutory income tax rate	501,463	127,839
State income tax (benefit), net of federal tax benefit	48,835	15,044
Permanent differences	3,276	3,498
True-up	4,493	-
Change in valuation allowance	(309,970)	(91,755)
Total tax expense (benefit)	$248,097	$54,626

Effective tax rate	10.4%	9.0%

Temporary differences between the financial statement carrying amounts and tax bases of assets, and liabilities giving rise to deferred tax assets and liabilities are as follows as of December 31:

	December 31, 2025	December 31, 2024
Deferred tax assets
Accrued expenses and reserves	$133,024	$82,118
Depreciation and amortization	-	12,631
Net operating losses	29,042	314,889
Less: valuation allowance	(18,919)	(367,231)
Total deferred tax assets	$143,147	$42,407
Deferred tax liabilities
Prepaid expenses and other	(5,265)	(42,407)
Depreciation and amortization	(10,778)	-
Total deferred tax liabilities	(16,043)	(42,407)
Net deferred tax liability	$127,104	$-

The need for a deferred tax asset (“DTA”) valuation allowance has been evaluated and based on the weight of the available evidence, a valuation allowance of $18,919 and $367,231 were recorded as of December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, the Company concluded that it is more-likely-than-not that a significant portion of its DTAs is now realizable. As a result, the Company released $348,312 of its valuation allowance, resulting in an income tax benefit of the same amount recorded in the Consolidated Statements of Operations.

During the year ended December 31, 2025 and December 31, 2024, the Company did not recognize tax benefits from uncertain tax positions. The Company believes there will be no material changes to unrecognized tax benefits within the next twelve months. During December 31, 2025 and December 31, 2024, the Company did not recognize any interest and penalties in the Consolidated Statements of Operations.

As of December 31, 2025, the Company used up its U.S. federal net operating losses, and had state net operating losses of $495,628 resulting in state (net) deferred tax assets of $29,041. Certain state net operating losses will begin to expire in 2032. Tax years ending after December 31, 2022, remain subject to examination by federal and state tax authorities.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a framework for fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement, not an entity-specific measurement. A fair value measurement assumes that the transaction to sell the asset or transfer the liability take place either i) in the principal market for the asset or liability or ii) In the absence of a principal market, in the most advantageous market for the asset or liability.

As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the entity’s own assumptions about market participant assumptions. The fair value hierarchy is as follows:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs: Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The Company did not have any financial instruments measured at fair value on a recurring basis as of December 31, 2025 or December 31, 2024.

A description of the valuation methodologies used to determine fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Certain assets, including collateral dependent loans with an ACL and OREO are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Collateral-dependent loans

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. For real estate loans, fair value of the loan’s collateral is determined using Level 3 inputs. Valuations are primarily based on third-party appraisals, broker price opinions, comparable properties, or other indications of value which are then adjusted for the estimated selling and closing costs related to liquidation of the collateral. On a periodic basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustments, if any, should be made to the appraisal value to arrive at fair value. The fair value of collateral dependent loans is $1,980,221 at December 31, 2025. The Company did not have any collateral dependent loans at December 31, 2024.

Other Real Estate Property (“OREO”)

The Company foreclosed upon, or acquired by deed in lieu, certain real estate property that collateralized mortgage loans. Upon foreclosure or deed in lieu, the real estate property was categorized as OREO and was recorded at its estimated fair value less estimated selling costs using Level 3 Inputs.

The fair value of OREO was measured using available market quotes and broker price opinions, comparable properties, or other indications of value. The fair value of OREO is $3,898,747 and $1,728,961 as of December 31, 2025 and December 31, 2024, respectively.

Real Estate Property, held for sale

The fair value of Real Estate Property, held for sale was measured using Level 3 inputs such as available market quotes and broker price opinions, comparable properties, or other indications of value. The fair value of Real Estate Property, held for sale, is $978,750 and $377,938 as of December 31, 2025 and December 31, 2024, respectively.

Real Estate Property, held for use

The fair value of Real Estate Property, held for use was measured using Level 3 inputs such as available market quotes and broker price opinions, comparable properties, or other indications of value. The fair value of Real Estate Property, held for investment, is $10,632,261 and $0 as of December 31, 2025 and December 31, 2024, respectively.

Other Liabilities

The Company acquired real property through foreclosure proceedings on December 30, 2025. In connection with the acquisition, the Company assumed an existing mortgage note (“Assumed Mortgage”). The Assumed Mortgage was recorded at its fair value of $2,097,762 on the date of assumption and is included in Other Liabilities in the Consolidated Balance Sheets. The fair value of the Assumed Mortgage was determined using Level 3 inputs and was estimated based on the net present value of future cash outflows, discounted using a market interest rate of 6.59%, which reflects assumptions that market participants would use in pricing the obligation. The fair value of Other Liabilities is $2,097,762 and $0 as of December 31, 2025 and 2024.

There were no liabilities measured at fair value on a non-recurring basis as of December 31, 2024.

Fair Value of Financial Instruments Not Measured at Fair Value in the Consolidated Balance Sheets

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop an estimate of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Company’s short-term financial instruments such as cash and cash equivalents, short-term investments, accounts receivable, interest receivable, other receivables, due from related parties, accounts payable, credit card obligations, and accrued liabilities approximate their carrying values on the Consolidated Balance Sheets.

The fair values of the Company’s other financial assets were measured using Level 3 inputs as follows:

Loans, held for sale, net

The fair value of loans held for sale were measured on a loan by loan basis using a discounted cash flow (“DCF”) model that may consider various exit strategies that would impact the timing or extent of cash flows. Fair values of loans held for sale with variable or fixed rates were calculated using the net present values of future cash flows, discounted to an adjusted return of 12 to 30%. In addition to the DCF model, management relies on readily available industry data as well as pricing on its recently completed acquisitions and dispositions in the determination of fair value. The fair value of Loans, held for sale, net is $2,290,117 and $1,635,625 as of December 31, 2025 and December 31, 2024, respectively.

Loans, held for investment, net

The fair value of Loans held for investment was measured using the most current data available from our loan portfolio, and supplemented with recent sales data from RAMS. As a reputable whole loan trading company specializing in sales and analytics, RAMS provides relevant market insights and recent transaction data which have shown similar type loan types trading at par, with the loan interest rates ranging between 6.55% - 12%. The fair value of Loans, held for investment, net is $32,188,525 and $20,312,203 as of December 31, 2025 and December 31, 2024, respectively.

18. RELATED PARTIES

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to, purchases and dispositions of residential mortgage loans, real estate property, general and administrative expenses, and mortgage loan servicing. Related parties refer to non-consolidated companies that are controlled by one of the Company’s common stockholders who is also an officer of the Company. The total amount paid to related parties for the purchase of residential mortgage loans is $515,000 and $0 in 2025 and 2024, respectively. The Company originated a business purpose residential mortgage loan with a loan amount of $275,000 to a related party during 2025.

The Company had receivables due from related parties in relation to general and administrative expenses paid on behalf of related parties in the amount of $0 and $17 as of December 31, 2025 and 2024, respectively and is included in Due from Related Parties in the Consolidated Balance Sheets.

19. COMMITMENTS AND CONTINGENCIES

The Company issued 1,258,318 and 945,940 Class A Preferred Shares during 2025 and 2024, respectively. Each Class A Share had an initial stated price of $10 per share. The Class A Shares were not certificated. The Class A Shares rank senior to any issued or unissued common stock or membership units of the Company with respect to payment of dividends and distribution of amounts upon liquidation, dissolution, or winding up. Holders of Class A Shares have no voting rights. Prior to the date the Offering was terminated, the Company offered up to 525,000 Class A Bonus Shares (“Bonus Shares”) as an incentive based on a tiered investment amount starting at $25,000. Holders of Class A Shares are entitled to receive cumulative cash dividends, when and as declared by Management out of legally available funds. Dividends accrue monthly on each Class A Share at a per annum rate of 8% of the stated value of such share. Class A Members are required to hold their stock for a minimum of 48 months (“Class A Lock-up Period”) from the date of the Company’s receipt and deposit of the invested funds. Early redemption requests for reasons of financial hardship or emergency during the Class A Lock-up Period may be considered on a case-by-case basis subject to a penalty, except in the event of disability or death, against the amount invested, payable the Company, as follows:

●	Within 12 months – 12%

●	From 12 months to before 24 months – 10%

●	From 24 months to before 36 months – 9%

●	From 36 months to before 48 months – 5%

During 2025, the Company granted redemption requests of 72,550 Class A Shares which resulted in forfeiture of 4,350 Bonus Shares. The redemption requests were subject to a penalty ranging from 5% - 12%. The total amount of penalties charged for early redemption was $36,390 and is included in Accumulated Deficit in the Consolidated Balance Sheets.

During 2024, the Company granted redemption requests of 8,850 Class A Shares which resulted in forfeiture of 350 Bonus Shares. The redemption requests were subject to a penalty ranging from 10% - 12%. The total amount of penalties charged for early redemption was $9,050 and is included in Accumulated Deficit in the Consolidated Balance Sheets.

Management shall have no obligation to consider any early redemption requests during the life of the Company except in cases of death or disability. Additionally, Management may also place certain restrictions on the amount of outstanding shares that may be available for early redemption at any given time. A Member shall be required to provide Management with a 90-day notice for any Redemption request to be considered. No Member will be given priority for Redemption over any other Member for any reason other than the date upon which the request was made. Management may redeem Membership Units Pari Passu at any time at the then current Unit Price in its sole discretion without penalty to Management or the Company. Given the illiquid nature of the assets, Management reserves the right to pay out any redemption requests, whether early or otherwise, over a 120-day period and/or limit redemption requests to 3% of shares per quarter in the Regulation A offering and 25% of the shares per quarter in the Regulation D offering. An early redemption will include the loss of any Bonus Shares, effective as of the date of the early redemption request. The Company issued 62,125 and 43,886 Class A Bonus Shares during 2025 and 2024, respectively. Each Bonus Share had an initial stated price of $10 per share. All Bonus Shares issued during 2025 and 2024 would be forfeited in the event of redemption. Therefore, the Company did not recognize a commitment or contingency for the redemption value of the Bonus Shares.

The Company issued 356,750 and 305,800 Class B, C, D Preferred Shares during 2025 and 2024, respectively. Each Class B, C, D Share had an initial stated price of $10 per share. The Class B, C, D Shares were not certificated. The Class B, C, D Shares rank senior to any issued or unissued common stock or membership units of the Company with respect to payment of dividends and distribution of amounts upon liquidation, dissolution, or winding up. Holders of Class B, C, D Shares are entitled to receive cumulative cash dividends, when and as declared by Management and out of legally available funds. Dividends accrue monthly at annual rates of 9%, 10%, and 11% of the stated value for Class B, Class C, and Class D Shares, respectively. Class B, C, D Members are required to hold their stock for a minimum of 36 months (“Class B, C, D Lock-up Period”) from the date of the Company’s receipt and deposit of the invested funds. Early redemption requests for reasons of financial hardship or emergency during the Class B, C, D Lock-up Period may be considered on a case-by-case basis subject to a subjective penalty, except in the event of disability or death, against the amount invested, payable the Company, as follows:

●	Within 12 months – 12%

●	From 12 months to before 24 months – 10%

●	From 24 months to before 36 months – 9%

The Company does not offer Bonus Shares to holders of Class B, C, D Preferred Shares.

Reduced or No Selling Commission Discounts for Series A Units Purchased by Certain Persons (“Gross up Shares”)

We may pay reduced or no selling commissions, managing broker-dealer fee, and/or wholesaling fee in connection with the sale of Series A Shares in this Offering to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their broker-dealers to reduce the amount of selling commissions payable with respect to the purchase of their shares down to zero:

1.	if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice, or

2.	if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department.

The net proceeds to the Company will not be affected by reducing commissions payable in connection with such sales. Neither the dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in the shares offered hereby.

The following table represents a rollforward of the number of Shares, by class, subject to redemption as of December 31, 2025 and 2024:

	Class A	Class B	Class C	Class D	Total
Balance at January 1, 2024	2,013,788	78,800	50,000	-	2,142,588
Shares Issued	945,940	170,800	55,000	80,000	1,251,740
Bonus Shares Issued	43,886	-	-	-	43,886
Gross up Shares Issued	-	4,875	-	-	4,875
Shares Redeemed	(8,850)	-	-	-	(8,850)
Bonus Shares forfeited	(350)	-	-	-	(350)
Balance at December 31, 2024	2,994,414	254,475	105,000	80,000	3,433,889
Shares Issued	1,258,318	231,750	50,000	75,000	1,615,068
Bonus Shares Issued	62,125	-	-	-	62,125
Gross up Shares Issued	-	6,117	1,250	-	7,367
Shares Redeemed	(72,550)	-	-	-	(72,550)
Bonus Shares forfeited	(4,350)	-	-	-	(4,350)
Balance at December 31, 2025	4,237,957	492,342	156,250	155,000	5,041,549

Legal proceedings

The nature of the Company’s business generates litigation involving matters arising in the ordinary course of business. However, in the opinion of management of the Company after consulting with the Company’s legal counsel, no legal proceedings are pending, which, if determined adversely to the Company, would have a material effect on the Company’s shareholders’ equity or results of operations. No legal proceedings are pending other than ordinary routine litigation incidents relating to the business of the Company. In addition, to Management’s knowledge, no government authorities have initiated or contemplated any material legal actions against the Company.

20. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 30, 2026 and determined that except for the following, there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

The Company launched a public offering of its Series B Bonds, Class A1, A4, B4, and B7 (“Reg A Bonds”) pursuant to Regulation A, Tier 2 under the Securities Act of 1933, as amended. The offering was qualified by the SEC on February 13, 2026 and commenced on February 13, 2026. The Reg A Bonds are unsecured debt obligations of the Company. The maximum offering amount is $75,000,000 per 12-month period. The purchase price of the Reg A Bonds is $1,000 per bond. The maturity dates range from 1 year to 7 years based on the date of investment. Interest on Reg A Bonds is paid monthly at rates between 7% and 10%.

The Company issued Series B Bonds at varying dates between January 1, 2026 and April 30, 2026. The following table is a summary of the Classes and amounts of Bonds issued between January 1, 2026 and April 30, 2026:

Amount
Class A1	$73,000
Class A4	$86,000
Class B4	$200,000
Class B7	$351,000
Class D5	$1,249,000
Class E5	$500,000
Total	$2,459,000

On March 23, 2026, the Repurchase Agreement with the Facility Lender described in Note 14 Debt and Financing Arrangements was terminated. At the time of termination, all outstanding borrowings under the facility had been repaid in full through the sale of the underlying residential transition loans to permanent investors, and no amounts remained outstanding.

As of the date these financial statements were issued, the Company has not entered into a replacement warehouse credit facility. The loss of the warehouse facility reduces the Company’s available warehouse borrowing capacity to zero as of the date of issuance of these financial statements.

On April 15th, 2026, the Board of Directors approved a plan to discontinue the Company’s correspondent lending activities. Management is in the process of implementing the wind-down of these activities. This subsequent event did not result in any adjustments to the Company’s consolidated financial statements as of December 31, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments Inc.

Date: 04/30/26	By:	/s/ Christopher Seveney
		Name:	Christopher Seveney
		Title:	President and CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Seveney	President, CEO, CFO and	04/30/26
Christopher Seveney	Chairman of the Board of Directors

/s/ Delaney Hoyle	Chief Operating Officer, and	04/30/26
Delaney Hoyle	Secretary of the Board

/s/ Jeffrey Laroche	Member at Large	04/30/26
Jeffrey Laroche

/s/ Alan Belniak	Member at Large	04/30/26
Alan Belniak